UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 10/A
(Amendment No. 3)
______________________

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

ECOSOLUTIONS INTL
(Exact name of registrant as specified in its charter)
______________________

Nevada		04-3803966
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

295 East Main Street, Suite 1, Ashland, Oregon 97520
(Address of principal executive offices)

(541) 552-9360
Issuer’s telephone number:

Copies to:

William Gould, Esq.
Ekong I. Udoekwere, Esq.
1801 Century Park East, Suite 1600
Los Angeles, CA 90067
Telephone: (310) 553-4441

Securities to be registered under Section 12(b) of the Act:
None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of class
Common Stock, $.001 par value per share

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form 10 contains “forward-looking statements” concerning our future results, future performance, intentions, objectives, plans, and expectations, including, without limitation, statements regarding the plans and objectives of management for future operations, any statements concerning our proposed products or services, any statements regarding future economic conditions or performance, and any statements of assumptions underlying any of the foregoing. All forward-looking statements included in this document are made as of the date hereof and are based on information available to us as of such date. We assume no obligation to update any forward-looking statements. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Future financial condition and results of operations, as well as any forward-looking statements are subject to inherent risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this Form 10.

Introductory Comment

We are filing this General Form for Registration of Securities on Form 10 to register our common stock, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this registration statement is deemed effective, we will be subject to the requirements of Section 13(a) under the Exchange Act, which will require us to file annual reports on Form 10-KSB (or any successor form), quarterly reports on Form 10-QSB (or any successor form), and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Throughout this Form 10, the terms “we,” “us,” “our,” “the Company” and “our company” refer to ecoSolutions Intl, a Nevada corporation.

ITEM 1.  BUSINESS.

Organizational History

Our company was originally incorporated as “360 Interchange, Inc.” under the laws of the State of Oregon on July 24, 2004. On January 3, 2005, we reincorporated under the laws of the State of Nevada. We subsequently changed our name to “ecoSolutions Intl” on March 17, 2008 to reflect our current business focus. Our principal executive offices are located at 295 East Main Street, Suite 1, Ashland, Oregon 97520, and our telephone number is (541) 552-9360. Due to our business relationships in Asia, we also maintain a branch office located at 2299 Yan An Road, West Shanghai Mart, Suite 3B55, Shanghai, 200336 PRC. We maintain a website at http://www.ecosolutionsintl.com. Our Internet website(s) and the information contained therein, or connected thereto, are not and are not intended to be incorporated into this Form 10 registration statement.

Until 2007, we were a trading company operating out of the State of Oregon focusing on the sale of wood flooring and yoga mat products in North America. There were approximately $2.6 billion in sales of hardwood flooring in North America during 2006, and an approximately 30% growth in the industry for the 5-year period ending in 2006. However, we have not generated significant revenues from our trading company operations, and have incurred net operating losses since our inception in 2004. At June 30, 2008, our accumulated deficit was approximately $4.3 million.

The wood flooring industry is dependent on activity in the construction and real estate markets, and our operations in this industry have been affected by the financial troubles in the real estate market. In addition, the number of trading companies has grown substantially with foreign companies competing with the Asian traditional traders. There has also been a growth resulting from the Internet explosion, in that there now exists many sites offering direct communication with the factories and manufacturers, and functioning effectively as online trading companies. As more companies in the United States become savvy about working directly with factories, trading companies have to adapt and become more service oriented to retain their customer base. This has presented significant challenges for what we believe to be an already crowded market.

Due to growing troubles in the real estate market and its ancillary industries, and sluggish industry sales resulting from stiff competition, in early 2007, our Board of Directors considered entering into a number of other businesses that would enable us to be able to provide our shareholders with future value. Our Board subsequently decided to develop a business in the alternative plastics market as a distributor of non-PVC plastics and bioplastics, having concluded that there was a significant opportunity to participate in the rapidly growing eco-consciousness and “green” industry, including the sale of eco-friendly alternatives to ordinary consumer goods. See “Item 1. Business — Overview of Plastics Market,” below for further discussion of the plastics industry, including the bioplastics and non-conventional plastics markets.

In 2007, we adjusted our business plan to focus primarily on providing ecologically friendly alternatives to plastic, PVC, rubber and non-sustainable wood products throughout the world. While currently maintaining a presence in the wood flooring and yoga mats space as we transition into our new business plan, we have extended our business operations to include the development and sales of a range of competitive to premium priced products that are environmentally attractive alternatives to more toxic and damaging materials such as PVC (polyvinyl chloride, commonly called vinyl). Management reports sales from all product lines under a single segment as discrete product line information is not available and this is consistent with the review by the chief decision makers of the Company.

In particular, in connection with our new line of business, we intend to offer a suite of products classifiable into one of three broad product lines, namely: (i) a Correlative Product Line, (ii) an Enriched Product Line, and (iii) an Overall Sustainability Product Line. The nature and types of products included in our Correlative Product Line will be products designed to contain no toxic PVC materials compared with non-green substitutes, which contain PVC. Products in our Correlative Product Line will perform similarly to the non-green substitutes that they replace but their production will emphasize their inclusion of more readily recyclable and eco-friendly materials.

Our Enriched Product Line will include products manufactured with an eco-friendly focus, as in the case of our Correlative Products; however, our Enriched Products will feature improvements in product performance (compared to their non-green competitors) in addition to the “green” nature of these products. Our Overall Sustainability Product Line will feature products that improve the overall sustainability of the materials that they replace by using technology that builds upon the other two categories, including benefits relating to biodegradability, among others.

More specifically, we currently market ecoPlastic™ and ecoFoam™ suites of products. Our ecoPlastic™ brand represents our primary suite of products, and includes products/materials from our Correlative Product Line, Enriched Product Line, and Overall Sustainability Product Line. Our ecoFoam™ suite includes offerings from our Correlative Product Line and Enriched Product Line only, and represents a subset of our ecoPlastic™ suite. For additional details regarding our principal product offerings, please see “Item 1 Business - Principal Products.

We are presently focused on building a brand around our suite of eco-friendly solutions and products, including our ecoPlastic™ and ecoFoam™ product lines, and co-brand opportunities with our customers. Given the 350 billion pounds per year of plastics that are produced annually, growing at a rate of 5% per annum, we believe that we are targeting a market with enormous growth opportunities for our products. Additionally, with our broader line of product offerings, relative to more conventional players in the bioplastics space, we offer environmentally friendly solutions in a way that non-diversified bioplastics companies cannot.

Overview of Plastics Market

Conventional/Petroleum-Based Plastics

The production of conventional or fossil fuel-based plastics begins with crude oil and natural gas. The components of these fossil fuels are heated, resulting in their conversion into hydrocarbons such as ethylene and propylene. Further processing creates styrene, vinyl chloride, ethylene glycol, terephthalic acid and many others. These molecules are then chemically bonded into chains known as polymers. These polymers and their many combinations produce the abundance of plastic forms we have today. There are many common misconceptions about conventional plastic and its uses. Americans and Europeans use 80% of the world's plastic bags, according to Worldwatch.org. A survey conducted in early April 2007 on behalf of joint venture partners Metabolix, Inc. and Archer Daniels Midland found that 72% of the U.S. public does not know that conventional plastic is derived from petroleum products. Forty percent of the 501 respondents thought plastic naturally biodegrades. In reality, U.S. plastics manufacturing consumes roughly 2 million barrels of oil a day - or 10% of the nation's overall consumption - and its products never biodegrade. On an annualized basis, the U.S. consumes 7.5 billion barrels of oil a year, of which roughly 254 million barrels are used in plastics and chemical production combined.

The conventional plastics market includes several widely used, high volume commodity resins and numerous lower volume, higher performance resins targeting specialized end uses. Over the past five decades the plastics market has posted relatively consistent growth driven by a number of important fundamental factors including:

•	replacement of traditional materials (glass, steel, aluminum, paper) with lower weight, higher performance plastics;

•	increased health and safety requirements necessitating improved consumer packaging;

•	consumer demand for enhanced appearance and aesthetics which can be achieved with plastic materials; and

•	demand for more durable and functional materials in consumer durable and non-durable products.

        The growth in plastic use has generally exceeded overall economic growth as plastics have entered numerous new markets and product applications based on their functionality and ability to meet numerous user requirements.

        There are many different categories of plastics sold into the market today, but they are generally categorized into two broad groups: commodity polymers and specialty polymers. The most commonly known commodity polymers include polyethylene, polypropylene, polystyrene, PET and polyvinyl chloride (PVC). The commodity polymers are high volume resins that tend to be lower value-added materials produced in volumes of tens of billions of pounds per year. The global market for plastics for use in compostable bags, cosmetics packaging, card stock, consumer electronics, agricultural/horticultural applications and marine/water applications alone is approximately two billion pounds per year, with a growth rate of 5% annually.

Specialty polymer pricing varies widely based on the type of resin and the performance characteristics offered by the material. However, these resins are typically priced at a premium to commodity plastics and, according to Plastics Technology, were selling at values starting above $0.80 per pound and reaching as high, in some cases, as $3.60 per pound in June 2006. In contrast, the commodity grade resins were generally priced at less than $1.00 per pound at that time. Pricing has been volatile due to fluctuations in raw materials costs and supply/demand characteristics.

Some of the more common forms of conventional plastics and their applications in everyday use include the following:

º Polyvinyl Chloride (PVC)- - PVC is the second most pervasive plastic in production today and is used in everything from building materials to furniture, automotive and toy manufacturing. Some of the most common toys available in the market today, including teething rings and rubber ducks, are manufactured from PVC. The PVC that so many of these toys are made of frequently contains toxic additives that have been linked in animal studies to a variety of illnesses, including cancer, abnormal brain development, reproductive damage and damage to the kidneys and liver. Further, plastic toys contain plasticizers known as phthalates. Phthalates are toxic chemicals used in the production of plastics to make them soft and pliable, but they can rub off on skin, fabric and in the mouth of the children who use them.

º Polyethylene Terephthalate (PET) - More than half of all plastic bottles that hold water and soda are made from the polyester PET. In heat, PET breaks down and gives off a slightly fruity flavor. It also leaches the toxic metal antimony, which poisons the body in similar ways to arsenic, which means that an overdose of antimony can be fatal. Consumption via a PET-based bottle may cause headaches and dizziness.

Emerging Issues Surrounding Conventional Plastics

Environmental issues around the world today are increasingly at the fore. Weather patterns and climate change are trending to extremes, and, increasingly, health-related problems are being attributed to the toxins in our atmosphere and the products we buy and consume in our everyday lives. Across the globe, manufacturers are being subjected to increasingly negative scrutiny and pressure for contributing to the destruction of our ozone layer. This has resulted in increased regulation over the manner in which manufacturers produce their products. Several of the foregoing concerns relate specifically to the use of hydrocarbons and hydrocarbon-based products, including crude oil/petroleum, natural gas, and products derived from such natural resources.

Increased concern and public awareness on environmental issues, and the impact of everyday goods on the global environment, has incentivized the business community to contemplate and develop products less dependent on hydrocarbons, or products which altogether avoid the use of hydrocarbons and similar toxins in their manufacture; thereby creating market opportunities for goods perceived as environmental-friendly alternatives to some of the more conventional goods consumed today.

Most conventional plastics used in the world today are derived from fossil feedstock, particularly petroleum and natural gas. The markets for these conventional petroleum-based plastics, chemicals and energy are among the largest in the global economy. The prolonged broad use of these petroleum-based products has spun several economic, social and environmental issues, including issues relating to plastic waste management and pollution, rising fossil fuel prices, personal health and safety, and climate change. One impact of the foregoing concerns has been to engender rising levels of interest in product alternatives that are bio-based, sustainable and biodegradable, unlike fossil fuels.

Some of the concerns increasingly associated with the consumption of conventional plastics and other hydrocarbon-based products include the following:

º Plastic Waste Management and Pollution—The U.S. Environmental Protection Agency (“EPA”) estimates that approximately 28.9 million tons of plastic solid waste was deposited into the U.S. municipal solid waste stream in 2005. Further, the percentage of conventional petroleum-based plastics comprising the aggregate U.S. municipal solid waste has risen from less than 1% in 1960 to 11.7% in 2006. Only 1.7 million tons of plastic (or 5.7% of plastic solid waste) was recycled in 2005. While a significant portion of the balance is deposited in landfills, many plastic items such as soda bottles and caps, and grocery bags become litter in the environment where they can become a significant problem. Plastic waste can also place a significant monetary burden on state and local governments.

  Further, there is a disposal issue when it comes to conventional plastics in that existing methods of disposal may have an adverse impact on people's health and the environment. Most plastic waste is placed in landfills or burned in incinerators. Disposal of plastics via burning may give off dioxins and other hazardous substances as by-products, which are subsequently released into the environment. Also, existing landfills are rapidly filling up, thereby requiring the commitment of additional land resources in order to expand the current inventory of landfills in the United States. The threat that petroleum-based plastics pose to the environment is not limited to the terrestrial ecosystem. Studies have noted that the world's oceans show increasing levels of persistent plastic particles of a size ingestible by marine creatures at the bottom of the food chain. Larger plastic items are also accumulating in large quantities in certain parts of the ocean, and marine birds and mammals have been found killed by ingesting or getting tangled in plastic debris.

º Rising Cost of Fossil Fuel—World oil prices have increased from an average of $36 per barrel in 2004 to over $100 per barrel during 2008. Declining domestic production in the United States (and therefore increased dependence on foreign sources), rising demand in the developed world and emerging markets and the increasing proportion of hydrocarbon reserves in politically unstable regions, among others, are combining to spike the prices of oil and natural gas, and create an increasingly volatile marketplace for such natural resources. The absence of substantial reserves of oil and natural gas, and the impact on the supply of such commodities, subjects the petrochemical market to significant risks of supply disruptions or significantly higher oil prices. In addition, since fossil fuels constitute the primary raw material for the conventional plastics industry, polymer prices have also been experiencing increases in both level and volatility.

º General Health and Safety—Many popular plastic products available today, including children toys made from plastic, contain the toxic PVC. Further, plastic toys also contain plasticizers known as phthalates, which are toxic chemicals used in the production of plastics and can rub off on the bodies and fabric of the children who use them. Amazingly, a typical PVC teething ring or bath duck, which contains about 40% by weight of DINP (a common phthalate) either has no label or has a label that reads “non-toxic.” Denmark, Sweden and Austria banned the sale of some soft vinyl toys in 1998 that contain hazardous additives. Spain, Sweden, Italy, Germany, the Netherlands and Belgium have also stopped selling PVC teething toys. The United States has no such prohibition, however, growing awareness about the danger of PVC-based toys has incentivized parents of small children to investigate non-carbon based alternatives.

º Climate Change—There is a growing scientific consensus that global climate change is occurring and that the rise in carbon dioxide emissions over the last 100 years has contributed to this situation. A significant source of CO2 emissions comes from the use of fossil fuel. The broad acceptance of the Kyoto protocol is evidence of the widespread concern for global climate change in the industrialized world. In the United States, companies have started to account for carbon emissions, to prepare for carbon limits and credit trading schemes, and to seek solutions for reducing their carbon emission profiles.

Bioplastics

Bioplastics are a form of plastics derived from renewable biomass sources such as hemp oil, soybean oil, cornstarch, pea starch, or microbiota, rather than traditional or conventional plastics, which are derived from petroleum. The bioplastics industry is a burgeoning field, and the industry is steadily overcoming the problems that have been a constraint on growth. Additionally, more and more uses are being found for bioplastics. Presently, bioplastics are mostly used in low-value disposables such as food service items, bags, and packages. Although these are expected to continue to be their main markets, evolutions in bioplastic performance and processability are being targeted at more demanding end-uses. Bioplastics are already being used in automobile interiors and in cases for consumer electronics. Key areas of development include polymers produced in situ by bacteria, which are believed to significantly improve biodegradability as well as barrier properties, hydrolytic stability, sealability, printability, and compatibility with other resins.

Few figures are available on overall bioplastics production. However, industry sources believe bioplastics occupy but a small niche in the global plastics market, which totals $250 billion and produces 350 billion pounds a year. Bioplastics' main benefit would be to reduce from 10% the share of U.S. petroleum consumption that goes into plastic. Given their potential environmental benefits, bioplastics have received much favorable press in recent years as a means to stem the impact of rising oil prices. Bioplastics also offset anemic recycling rates - according to the United States Environment and Protection Agency (“EPA”), only roughly 6% of plastic made in the United States was recycled in 2005.

To make bioplastics from corn, kernels are soaked and ground to release starch. The starch is converted into dextrose, a sugar, which is fermented using bacteria to produce lactic acid. As water is removed from the lactic acid, the molecules form polymers, which become the basis for a variety of plastics. Polylactic acid (PLA), a derivative of cornstarch, is the basic polymer in today’s bioplastics. Compared with petroleum-based products such as PET, the relative stability of corn prices has become a major catalyst for the bioplastics revolution in packaging and many other applications. NatureWorks has one of the more widely used bioplastic products, a corn-based biodegradable made without genetically modified bacteria, which is now being used to produce a variety of products. One example is a complete line of compostable tableware made entirely from corn. The line includes disposable forks, knives, spoons, plates, cups, bowls, and storage containers such as those used in delis and supermarkets.

Bioplastics cost more to produce than petroleum based plastics. However, growing the market for bioplastics is key to bringing down their price and raising production efficiency. The price difference between bioplastics and petroleum-based plastics is expected to shrink as quantities grow and oil prices rise. In general market terms, plastic extracted from bacteria costs an estimated $4 per pound, while plant-extracted plastic costs roughly $1.50 to $2.50 per pound and petroleum-based plastic costs about $0.80 per pound.

Conventional Plastics vs. Bioplastics

Bioplastics are environmentally friendly because, compared with traditional plastics, their production does not materially contribute to global warming. In contrast, when ordinary plastics made from petroleum are burned, they release carbon dioxide, along with several toxins, contained in the petroleum into the atmosphere. Bioplastics, however, are made from plants that grow by absorbing carbon dioxide from the atmosphere, so when they are burned, the level of carbon dioxide in the atmosphere does not change. Because petroleum is not used, emissions of carbon dioxide are cut, and a contribution is made to the fight against global warming.

In addition, most bioplastics are biodegradable, breaking down into carbon dioxide and water by microorganisms when buried in the ground. Therefore, bags made of bioplastic can be thrown away and buried with other biodegradable garbage. In addition, there are a growing number of other uses for bioplastic materials as well, including artificial fibers, medical products, and construction materials.

While in the past, plastics from alternate sources were significantly more expensive as well as less efficient than those derived using petroleum technology, higher oil prices and increased demand and production of bioplastics have made the costs of alternative materials more competitive. Developments in plant breeding and processing are expected to further narrow the cost differential between bioplastics and synthetic ones.

Bioplastics vs. Non-PVC Plastics

Like bioplastics, our non-PVC plastic alternatives are environmentally friendly because their production does not materially contribute to global warming. Through more efficient production, less waste and no toxic materials used, the emissions of greenhouse gases are reduced.

One of the significant appeals of bioplastics products is that they are biodegradable. Bioplastics are biodegradable in that they are made out of materials that return to their natural state when buried in the ground via the action of microorganisms, which convert them into carbon dioxide and water.

While we do market certain items, such as our shopping bags, which are considered biodegradable, a majority of our non-PVC products are degradable. The primary difference between degradable and biodegradable is that heat, moisture and/or UV exposure most often cause the initial degradation of a degradable product, whereas microorganisms degrade a biodegradable product. In other words, many of our non-PVC products are still made from materials that return to their natural state once buried in the ground. Our shopping bags break down and decompose in the same way as bioplastics, i.e., they decompose via the actions of microorganisms. However, unlike our shopping bag products, our non-PVC materials decompose from a combination of heat, moisture and sunlight. Ultimately, our non-PVC materials do not present the same disposal concerns and challenges that conventional plastics do (like disposal via landfills or incinerators), are easily recyclable.

Although a few of our non-PVC materials may be neither degradable nor biodegradable (e.g., underlining materials for wood flooring/carpeting), they are still more eco-friendly than the conventional plastic products they replace, including being made from non-toxic materials and recycled materials, and are otherwise recyclable.

Business Strategy

Our goal is to develop and successfully commercialize cost-competitive environmentally sustainable alternatives to conventional petroleum-based plastics. To accomplish this, we have divided our operations to focus on the development and commercialization of both bioplastic alternatives, as well as alternatives though while not purely “bioplastic,” nonetheless provide immediate solutions to several of the environmental and health concerns associated with the consumption of conventional plastics.

While our competitors in the bioplastics space are focusing almost exclusively on bioplastics where the practical applications have so far been limited (65% of bioplastics in 2007 were estimated to be limited to the packaging and food industries), we intend to develop and market products that provide immediate solutions to ecological and health issues. For manufacturers and other companies that are plagued by public relations nightmares of manufacturing unsafe products, the closest thing to a panacea is to eliminate PVC from its production process. PVC has been declared to be the equivalent of public enemy number one for many manufacturers, and as such, the eradication of PVC in the production process is far more important than the relative environmental merits of bioplastics versus petroleum based plastics. In addition, despite the positive press that bioplastics have received in recent years, their applications are still quite limited in the marketplace and are dwarfed by the opportunities for eco-friendly petroleum-based plastics, a segment which we believe is being ignored by competitors in the strictly bioplastics market.

For industries like toy manufacturing, where the intensity of negative press has steadily increased with highly publicized toy recalls, the pressure to find non-toxic applications has never been greater. Yet, the challenges of manufacturing a toy that won’t biodegrade too quickly, but is safe for young children, remain difficult for producers. For applications like these, bioplastics have not emerged as a viable solution and are not expected to in the near term. Instead, we believe that eco-friendly petroleum-based plastics, similar to the products available in our ecoPlastic™ and ecoFoam™ solutions, are perfectly positioned for application in the toy industry to address some of the concerns about conventional petroleum-based plastics.

We plan to provide alternatives to conventional plastics, which though while not strictly bioplastic, meet most of the criteria for inclusion to this market category in that the production and consumption is gentler on the environment, and they are non-toxic, fully recyclable and degradable. It is our plan to market our ecoPlastic™ and ecoFoam™ suite of products as currently viable alternatives to toxic PVC-based plastics, the component found in most conventional plastics. Available in an endless array of applications from building materials to toys and blister pack material for consumer goods packaging, ecoPlastic™ and ecoFoam™ are an ecologically advantageous, currently available, and cost competitive alternative to toxic PVC that addresses the broader plastics market applications relative to pure bioplastics. As a result, given the relative infancy of the bioplastics market and limited commercial applications for such products, we believe that our ecoPlastic™ and ecoFoam™ solutions provide us with immediate and substantial returns at the same time that we are carving out market share into the future bioplastic boom.

Our current product line consists of our branded ecoPlastic™ and ecoFoam™ products, sold in the form of plastic pellets and foam to manufacturers or other large companies who process these materials into everyday products. These eco-friendly non-PVC alternatives utilize no heavy metals in production, contain no chloride, latex, lead or phthalates and do not outgas toxic fumes. The products are also typically photodegradable and recyclable, allowing for many generations of products to be made from the original material.

Compared with conventional petroleum-based plastics, our ecoPlastic™ and ecoFoam™ line of products possess the following characteristics:

º Versatile - Products that are manufactured for several plastic uses and applications, from next-step materials to bio-based plastics.

º Mature - Materials that have been in research and production for years and many are protected by U.S.A. and Asian patents.

º Viable - Materials that are ready for production today and in most cases can be formulated to meet specific production needs.

º Environmentally Friendly - Materials that are easily recyclable, have less impact on the environment in production and, in many instances, are degradable.

While current practical commercially profitable applications for pure bioplastics are extremely limited, in addition to our efforts in the non-PVC alternative plastic space, we also plan to identify current applications for pure bioplastics that have proven to possess successful commercialization opportunities. One popular use of bioplastic products is grocery shopping bags - which can possess all of the functionality of their conventional plastic counterparts in addition to the advantages of bioplastics, including biodegradability. We currently have an agreement in place with an Asian manufacturer for the supply of such bioplastic shopping bags.

We are also working to build a brand around our ecoSolutions™ suite of services. This typically involves working with manufacturers and customers to understand their specific plastic needs and applications, and designing bioplastic or non-PVC alternatives to conventional plastics to meet such needs. With our suite of ecoSolutions™, we are targeting and servicing the broadest market of applications that address toxic and environmentally hazardous products within the plastics industry. Given the 350 billion pounds per year of plastics that are produced annually in the United States, growing at a rate of 5% per annum, we are targeting a market with enormous growth opportunities for our products. With our broader line of products, we offer environmentally conscious solutions in a way that non-diversified bioplastics companies cannot.

We continue to maintain a presence in the wood flooring business as we transition fully to our new non-PVC/bioplastics business focus. We presently sell wood flooring products to retailers and distributors, with an emphasis on eco-friendly sustainable flooring. This transition will involve us continuing to sell to existing wood flooring customers but not targeting potential new wood flooring customers. We have started this transition in the second quarter of 2008 and anticipate the transition to be completed by December 31, 2008. We are, however, focused on implementing our new business plan and growing as a player in the non-PVC and bioplastics markets.

The materials we distribute under our ecoPlastic™ and ecoFoam™ suites are marketed as a greener and eco-friendly alternative to the conventional plastics available today. As such, we consider our core market to be the plastics industry, and all other industries associated with the plastics industry, such as the vendors who supply plastic parts, components and other raw materials to plastics manufacturers and retailers who sell to end consumers. To the extent manufacturers employ the use of plastic materials in their productions processes, we believe that an opportunity exists for marketing our products to such vendors and suppliers. In sum, we consider our primary markets to include, and intend to market our products to, (i) manufacturers of plastic products (whether plastic parts, components or final products) (ii) manufacturers who do not necessarily produce plastic products or components but nonetheless utilize plastic raw materials in their production processes, (iii) businesses that support the foregoing manufacturers by supplying plastic raw materials in to them, and (iv) retailers who sell plastic products to consumers or who use plastic products in their operations.

As we grow our new business, we plan to seek out any opportunities existing in the marketplace for eco-friendly substitutes to conventional plastics. Therefore, we intend to adopt a two-fold approach to maximizing the potential marketplace for our ecoSolutions™ line of products, by marketing our products to both vertical and horizontal supply chains:

º Vertical Markets. We have identified certain specific markets which are primed for our products, such as the toy industry, which is using a lot of damaging PVC materials and is under public pressure for their manufacturing practices. We intend to market and introduce our products to these kinds of industries, thereby assisting with their efforts to produce an environmentally safer end product. In addition, we anticipate that selling vertically into manufacturing industries will create co-branding opportunities, thereby expanding our visibility in the marketplace and creating additional growth opportunities.

º Horizontal Markets. We also plan to expand our sales efforts to include distribution and fabrication companies. These companies often service dozens of large manufacturers and can integrate our materials and products into their product offering, giving them an advantage in providing eco-friendly solutions to their customers. This approach allows us to expand the reach of our materials into the marketplace and capitalizes on the existing abilities of these companies to service large numbers of customers simultaneously.

In addition, to maximize our sales and profitability, we plan to market and target our suite of products and services to large, regional or national companies located in North America. We believe that our ability to successfully recruit these kinds of customers will help improve our profitability, as we would likely have access to large volume orders generated by the expansive customer bases usually maintained by such large customers.

Opportunities for Branding

The market for branded products and services with attributes of environmental responsibility and sustainability is an emerging business opportunity. We believe that manufacturers are positioning products as environmentally responsible or superior to gain a competitive advantage, as they believe consumer preferences are shifting with increasing eco-awareness. Over the past year, we have witnessed a steady increase in the number of major global companies that have begun to position themselves and their product lines as being more environmentally responsible. A recent example of this kind of corporate awareness program includes General Electric’s “Ecomagination,” a program dedicated to General Electric’s manufacture and introduction into the marketplace of eco-friendly and eco-conscious product lines.

We believe that with increasing “green” awareness on the part of the consumer, such eco-branding influences consumer behavior in two ways - first, it introduces “green” as a considered attribute or characteristic of a given product at the point of sale, and second, it enables consumers to comparison shop based on “green”. As consumers become more eco-conscious and adjust behavior to reflect such preferences, we anticipate that manufacturers and service providers will begin to seek out ways to distinguish themselves based on the “green” attributes of the products (much in the same manner as General Electric). Therefore, we view the market for environmentally friendly or “green” branded products as having stellar business potential for our ecoFoam™, ecoPlastic™, and ecoSolutions™ brands. Co-branding enables our customers to convey environmental responsibility to their end consumers by referencing our brand with their product. In addition, we anticipate that such co-branding opportunities will expand the visibility of our products in the marketplace.

We are in current discussions with customers and potential customers in the industries of toys, shoes, fitness products, flooring, automobiles and retail regarding the opportunities for branding. We intend to contact companies in other industries that use plastic materials regarding branding opportunities of our products as we continue to grow our business.

Customers

For our year ended December 31, 2007, four customers in both foam and wood flooring products accounted for approximately seventy-five (75%) percent of our sales revenue and for the three months ended June 30, 2008, two customers in wood flooring and foam products accounted for approximately eighty-three percent (83%) of our sales revenues. For the six months ended June 30, 2008, one customer in our wood flooring products accounted for approximately eighty-seven (87%) percent of our sales revenue. We are, however, in the process of talking with several companies who have indicated an interest in our new products, which will broaden and diversify our customer base.

Business Model

Our business model strongly emphasizes tight costs controls and just-in-time inventory practices. Our operations department ensures that all raw materials and other inputs are exclusively purchased to fill only firm orders. At no time in the sales cycle is costly excess inventory held unnecessarily. Thus, the probability of us holding unmovable goods as inventory is virtually eliminated. We are continually looking for proprietary materials or relationships giving our company a proprietary position in order to strengthen our product portfolio.

Principal Products

Generally, our suite of products and materials can be classified into one of three categories:

º Correlative Products. These products are next-step solutions, making a big impact on reducing the volume of materials in production that are more damaging to the environment and personal health (including exclusion of toxic PVC). Correlative products will perform similarly to what they replace, but are more environmentally friendly by being more readily recyclable and eco-friendly in their production.

º Enriched Products. These products provide material performance gains as well as “green” performance. These products will often be recyclable and gentler on the environment as our Correlative Products are, but add benefits such as degradability and significant enhancements to the production process and final product.

º Overall Sustainability Products. This category represents products that improve the overall sustainability of the materials they are replacing by using technology that builds upon the other two categories. These advantages include biodegradability, materials made from renewable resources and a more comprehensive approach to “greening” the supply chain.

More specifically, we currently market the following brands/suites of products:

º ecoPlastic™ is our primary suite of products and spans all three categories of our offerings. Correlative ecoPlastic™ products include recyclable materials such as polyethylene and polypropylene, which can replace more harmful materials easily and include some environmental benefits. Enriched ecoPlastic™ products include certain thermoplastic elastomer materials that can replace toxic plastics such as PVC and offer performance gains. Overall Sustainability ecoPlastic™ products include plastics derived from renewable resources such as corn and tapioca. Specifically, our ecoPlastic™ materials are used in pellet form to produce such diverse products as shopping bags and other consumer/disposable products such as trash bags, toys, dolls, and packaging materials.

º ecoFoam™ products include finished and semi-finished products in the Correlative and Enriched product categories.  A sub-set of ecoPlastic™, ecoFoam™ is designated when the material is sold as a foam material instead of typical plastic processing methods such as molding and extruding. Specifically, our ecoFoam™ materials can be used to manufacture yoga mats, flip flops, shoe insoles, seat covers used in the automobile industry, anti-slip materials for carpets, and certain kinds of packaging materials.

We obtain our non-PVC materials from a variety of manufacturers in Asia whom we believe hold the intellectual property rights in respect of the production of non-PVC plastics. We have an exclusive distribution rights for two Asian manufacturers’ products within the United States during the term of our agreement with them. In addition, under one agreement, we have exclusive distribution rights regarding any new non-PVC plastic products that the manufacturer introduces to the marketplace. We have an agreement with a Chinese manufacturer of bioplastic shopping bags which grants us exclusive distribution rights for the manufacturer’s products within North America upon our satisfaction of certain conditions, including aggregating purchase orders for a single calendar month of up to US$150,000. The agreement also provides us with the right to include under the scope of our exclusivity, if we ever earn such exclusivity, any new products of the manufacturer. Our non-reliance on any single supplier of non-PVC materials permits a certain degree of flexibility in keeping up with market demand such that we are never dependent on any operations or output of any single manufacturer.

Other than the agreement with the bioplastic shopping bag manufacturer, which provides for exclusive distribution rights upon meeting certain purchase thresholds, none of our arrangements or agreements with suppliers include minimum order thresholds over a certain period, or otherwise obligate us to purchase more than we are capable of disposing at any given time.

Intellectual Property

Trademarks

We have filed applications with the United States Patent and Trademark Office (“USPTO”) to register our “ecoPlastic,” “ecoFoam,” and “ecoSolutions” trademarks, in varying stages of investigation and approval by the USPTO.

º ecoPlastic™. We have received an approval and “Notice of Allowance” from the USPTO. This means that our application for trademark has been accepted and we are now asked to provide a “Statement of Use” as the final step in the process to receiving a registration.

º ecoFoam™. We have received a “Notice of Suspension” from the USPTO due to potentially conflicting applications filed prior to our application. Our status is to wait for the other applications to reach some final stage of award or denial before we have an opportunity to make our case differentiating our intended use versus other applicants’ intended use.

º ecoSolutions™. We have received an “Office Action” from the USPTO stating that no similar registered marks were found that would bar registration. A number of pending applications are in place but are quite different from our description and we do not anticipate interference with our registration.

Based on our limited investigation on this issue, we believe that the patents and other intellectual property rights to the non-PVC products we market are held by the Asian manufacturers from whom we obtain our products, and such patents are held and registered generally in Asia and Europe, including Germany, Taiwan and China. However, it appears that at least one of the Asian manufacturers holds a patent in connection with the production of non-PVC plastic materials, which has been registered in the United States, and has at least four patent applications pending with the United States Patent and Trademark Office.

Technology

We do not currently possess any patentable technology relating to our operations in the bioplastics and non-PVC plastics markets. However, as we design and implement our business plan, we may acquire proprietary, protected (protectable) technology applicable to our operations. If we do acquire such technology, we presently anticipate that it will be in connection with any acquisitions or other business combinations in which we may be involved, or through joint ventures and other collaborative efforts with manufacturers in the non-PVC and bioplastics industry.

Registered Domains

The following is a list of our registered domain names:

ecosolutionsintl.com

360interchange.com

360interchange.cn (China)

360interchange.com.cn (China)

bestecosolutions.com

ecosolutionsco.com

ecosolutionscompany.com

theecosolutions.com

newecosolutions.com

ecoplastic.com

bestyogamats.com

chinadirectflooring.com

Competition

The plastics market is large, with many established players; however, it is concentrated in the conventional, non-biodegradable petroleum-based segment. Since our business plan includes offerings of plastic products with a “green” slant, we believe that our most comparable competitors include players in the eco-friendly plastics market, including manufacturers, suppliers and providers of bioplastics and similar plastics product offerings. A few conventional plastics companies, such as DuPont, have taken steps toward producing plastics based on renewable resources and with a more eco-friendly slant -such product offerings by conventional plastics companies fall within our sphere of competition. We are not aware of any competitors who specialize in supplying non-PVC plastics in the United States.

Examples of some of our competitors in the pure bioplastics market include Metabolix, Cereplast and NatureWorks LLC, including others identified in the table below:

Competitor	Product
Bioenvelop	Product BioP moisture-barrier coating films for biodegradable food containers and utensils.
EarthShell Corp.	Foam laminate product; primarily serving food-service industry with food containers and serviceware.
EverCorn, Inc. (subsidiary of Japan Corn Starch Co., Ltd.)
EverCorn resin used in the following food-related applications: disposable serviceware and utensils, lamination or coatings for paper/paperboard, foam products for trays, food containers and other packaging material, and films for food wrapping.

National Starch Company	Packing (packing peanuts) applications for shipping and distribution.
Novamount	MaterBi line produced from maize starch for applications in food asextrusions, films, thermoforms, injection-molded and foam products.
StarchTech, Inc.	Loose-fill packing material produced from starch (from corn and potatoes). Dissolves in water.
VTT Chemical Technology
Starch is first derived as a hydrophobic ester and then formulated to bioplastic or a water dispersion for food packaging applications. COHPOL product for injection moding and dispersion formulations (for paper and board coating).

Fkur Kunststoffe GmbH	Biograde PLA- and cellulose-blends for food packaging applications; support blow- and injection-molding processing.
Metabolix
Focuses on food packaging applications, including disposable food containers and utensils. Can be utilized as cast film, caset sheets for thermoforming, and supports injection molding and melt-extrusion processes for paper and board coatings.

NatureWorks LLC	NatureWorks PLA and Ingeo product lines for food packaging (bakery, deli/meat, produce, confectionary, food wrapping, dairy) and serviceware applications.
Cereplast	Bio-based plastics based on renewable resources and bio-blend materials for injection molding, thermoforming, blow molding and extrusion
NODAX
Benefits of Nodax ™ include anaerobic and aerobic degradability, hydrolytic stability, good odor and oxygen barrier properties, good surface properties for printability, a wide range of customizable mechanical properties (elastic and soft vs. hard/stiff).

We believe that our products and business model provide certain competitive advantages relative to our competitors, including the following:

º Versatility in Application - Unlike bioplastics, which have limited number of current practical commercially profitable applications, our ecoPlastic™ and ecoFoam™ suite of products provide currently viable alternatives to toxic PVC-based plastics. Additionally, our non-PVC products are available in an endless array of applications from toys to consumer goods packaging, thereby providing us with the opportunity for immediate and substantial returns.

º Exclusive Distribution and Production Rights - We believe that we possess a distinct advantage over our competitors in that we have identified and secured the exclusive distribution rights to what we believe is a superior replacement plastic for PVC.

º Minimal Infrastructure - The majority of our current products is sourced from Asia and shipped directly to our customers. There is minimal need for distribution centers to store and process inventory. Unlike some of our competitors, we do not employ a staff of scientists and product developers, as we are not creating formulations of products. Rather, we find existing products that can be sold, or work with our manufacturers on reformulating products.

Solution to Plastic Waste and Pollution from Persistent Plastics - Most of our ecoPlastic™ and ecoFoam™ suite of products are degradable, thereby offering new opportunities for addressing the burdens of traditional plastic solid waste in the United States.

º General Health and Safety - Our non-PVC products would help alleviate some of the concerns of parents of children relating to PVC-based children toys, including the effects of toxic PVC in such conventional plastic products. Bioplastics have not emerged as a viable alternative in the toy industry, in part due to concerns over the accelerated biodegradability associated with such alternatives. We believe that our non-PVC products offer a competitive advantage in that they address environmental and health concerns while proving sustainable in the long term compared with pure bioplastics, which may biodegrade too quickly.

º Climate Change - We market eco-friendly solutions to conventional plastic applications, whether pure bioplastic or non-PVC based, thereby ensuring that the use of our products have less severe impact on the environment and leave significantly less carbon print than our conventional competitors. We believe that the widespread use of our plastics not only can decrease the use of fossil fuel but also can reduce the emission of carbon dioxide into the atmosphere.

Recent Developments

Adoption of Code of Ethics and Audit Committee Charter

On August 11, 2008 our Board of Directors, via written consent, adopted a Code of Ethics and Audit Committee Charter. The company's Code of Ethics was attached as an exhibit to the Quarterly Report on Form 10-Q/A filed with the SEC on August 27, 2008.

Resignation and Appointment of Directors

Effective August 11, 2008, John Dailey, one of the directors of the Company resigned from the Company’s Board of Directors. Mr. Dailey resigned for personal reasons and not due to any disagreement or dispute with the Company. On August 11, 2008, pursuant to the bylaws of the Company, and via a written consent of the Board, the remaining members of the Board appointed Charles Lanusse III to fill the vacancy on the Board resulting from Mr. Dailey’s resignation. Mr. Lanusse was also appointed to serve on the Audit Committee of the Board.

Convertible Notes

On July 8, 2008, we issued to T Squared Investments LLC ("T Squared"), a related party, a convertible promissory note in the aggregate principal amount of $100,000 ("T Squared Note") at an interest rate of 6% per annum. The T Squared Note matures and is payable one year from the date of issuance. T Squared may at any time, in its sole discretion, convert all or a portion of the principal amount outstanding, together with accrued interest, into shares of our common stock, at a conversion price of $0.50 per share of common stock.

On July 8, 2008, we issued to Westside Capital LLC ("Westside"), a convertible promissory note in the aggregate principal amount of $25,000 ("Westside Note") at an interest rate of 6% per annum. Westside is managed by the same managing partners as T Squared, a related party. The Westside Note matures and is payable, together with accrued interest, one year from the date of issuance. Westside may at any time, in its sole discretion, convert all or a portion of the principal amount outstanding, together with accrued interest, into shares of our common stock, at a conversion price of $0.50 per share of common stock.

Termination of Guarantee

On June 30, 2008, a guarantee was removed by William Patridge, our President and Chief Executive Officer, in the amount of $50,000 for Company common stock purchased by one investor. Under the guarantee, if the value of this investment was devalued or lost, the investor was entitled to recover the initial investment value through personal or other funds of William Patridge.

Conversion of Series A. Preferred

On May 28, 2008, William Patridge, our President and Chief Executive Officer, converted 765,615 shares of our Series A convertible preferred stock, at an exchange ratio of 1:10, into 7,656,150 shares of our common stock. The 765,615 shares of Series A convertible preferred stock were issued to Mr. Patridge on November 10, 2006, in exchange for the retirement and cancellation of certain liabilities.

Distribution Agreement - Taiwanese Manufacturer

Effective April 8, 2008, we entered into a distribution agreement with a Taiwanese manufacturer of non-PVC materials and products. The distribution agreement grants us exclusive distribution rights for the manufacturer’s products within the United States during the term of the agreement. The agreement also provides us with the right to include under the scope of our exclusivity any new products that the manufacturer introduces to the marketplace. The agreement is effective as of April 8, 2008, and unless terminated earlier by either party upon 90 days written notice, will renew automatically for successive one-year periods.

Master Vendor Agreement - Chinese Manufacturer

Effective March 1, 2008, we entered into a master vendor agreement with a Chinese manufacturer of bioplastic shopping bags. The agreement grants us exclusive distribution rights for the manufacturer’s products within North America upon our satisfaction of certain conditions, including aggregating purchase orders for a single calendar month of up to US$150,000. The agreement also provides us with the right to include under the scope of our exclusivity, if we ever earn such exclusivity, any new products of the manufacturer. Unless terminated earlier, the term of the agreement is through February 28, 2010, subject to automatic renewal for an additional two-year term.

Distribution Agreement - Taiwanese Manufacturer

Effective August 1, 2007, we entered into a distribution agreement with a Taiwanese manufacturer of non-PVC materials and products. The distribution agreement grants us exclusive distribution rights for the manufacturer’s materials and products within North America during the term of the agreement. The agreement is effective as of August 1, 2007 and ends on July 31, 2008. Immediately prior to or following expiration of the agreement, we anticipate negotiating with the Taiwanese manufacturer toward renewing the agreement.

Vinyl Trends, Inc. - Letter of Intent

In connection with our efforts to grow the company horizontally within supply chain, on February 8, 2007, we signed a Letter of Intent with Vinyl Trends, Inc. (“Vinyl”), a Canadian company, which has been a customer of ours and is a distributor/light manufacturer of foam and recycled foam products. The Letter of Intent contemplates our acquisition of all the issued and outstanding stock of Vinyl in exchange for our issuance of a promissory note in favor of Vinyl in the aggregate principal amount of CDN$600,000, and up to $5,000,000 shares of our common stock (up to a maximum issuance of 5 million shares). We expect to sign a definitive agreement with Vinyl for the acquisition, and any final agreement may include terms different than contemplated in the Letter of Intent. We anticipate closing the acquisition of Vinyl during the fiscal year 2008, however no assurance can be given that we will consummate this transaction.

Employees

As of September 5, 2008, we had 12 employees.

ITEM 1A. RISK FACTORS

Risks Relating to Our Business

Our future profitability is uncertain, and we have a limited operating history on which you can base your evaluation of our business.

We have had net operating losses since our inception in 2004. At June 30, 2008, our accumulated deficit was approximately $4.3 million. Because we have a limited history of commercial operations and we operate in a rapidly evolving industry, we cannot be certain that we will generate sufficient revenue to operate our business and become profitable.

Our revenues will be dependent on the successful commercialization of our products and services. In addition, if we are unable to develop, commercialize or license technologies and rights relating to the production/distribution of alternative plastics, we could have significant losses in the future. While we believe that our business plan, if implemented as drafted, will make our company successful, we have no operating history against which we can test our plans and assumptions, and therefore cannot evaluate the likelihood of success.

Our capital resources may not be sufficient to meet our capital requirements, and in the absence of additional resources we may have to curtail or cease business operations.

We have historically generated negative cash flow and losses from operations and could experience negative cash flow and losses from operations in the future. Our independent auditors have included an explanatory paragraph in their report on our financial statements for 2007 and 2006 expressing doubt regarding our ability to continue as a going concern. We currently only have a limited amount of cash available, which cash is not sufficient to fund our anticipated future operating needs beyond September 2008. Our new business is yet to generate sufficient amount of revenues from which we can pay our administrative and operating expenses, and will likely have to depend on affiliate and outside funding to meet our operating needs past September 2008. In addition, our capital commitments anticipated for 2008 include the potential acquisition of Vinyl Trends, Inc., which, if consummated, would require a purchase in a combination of cash and Company stock. We will require additional funds to consummate this acquisition. We currently anticipate that we will receive additional funding from loans made to us by William Patridge, our President and Chief Executive Officer, convertible debt bridge financing during the second half of 2008 from outside investors up to $1 million, and additional debt or equity financing in late 2008 or early 2009 between $5 million to $10 million. However there is no assurance that we will obtain such financing, or that we do so on favorable terms, and no assurance can be given that we will have sufficient capital available to make the Vinyl acquisition, or operate beyond September 2008.

We do not have any existing bank credit facilities. Our ability to obtain such financing may be limited and if we are unable to secure such financing, our profitability may be adversely affected.

As noted above, we will need to secure financing to continue our operations beyond September 2008. One common source of such financing is bank loans and credit facilities; however, we do not have any existing bank credit facilities. Our ability to obtain such financing may be limited as banks and other financial institutions may be reluctant to extend credit to businesses they perceive as lacking prolonged operating histories, and information relating to revenues and costs upon which they can evaluate the merits and risks of any such credit extension. Our inability to secure bank credit facilities (or some other form of cash/liquid injection) may have an adverse effect on our results of operations. Due to our limited operating history, and the lag often existing between commencing business operations and profitability, in the absence of such bank financing, we may be forced to rely solely on revenues generated from our new business operations in order to support our company, which revenues may not in the short term be sufficient to meet our operating and administrative expenses. If we do not have sufficient cash to meet our expenses, whether from revenues or bank credit, we may have to curtail or cease business operations.

Our success will be influenced by the price of petroleum, the primary ingredient in conventional petroleum-based plastics, relative to cost of bioplastic raw materials such as soybean oil and cornstarch.

Our success will be influenced by the cost of our eco-friendly alternative products relative to the cost of petroleum-based plastics. The cost of petroleum-based plastic is in part based on the price of petroleum. The prices of our suite of ecoSolutions™ products will depend in part on the cost of certain raw materials such as soybean oil and cornstarch. For example, in past years, the prices of petroleum and corn have diverged dramatically. If the price of corn or corn sugar were to dramatically increase or if the price of petroleum decreases, any of our products based on cornstarch may be less competitive relative to petroleum-based plastics. While we expect to be able to command a premium price for our environmentally sustainable products, a material decrease in the cost of conventional petroleum-based plastics may require a reduction in the prices of our products for them to remain attractive in the marketplace. In such instance, if corn prices or the cost of other bioplastic inputs remain stable or increase, we may be required to price our products at a level that causes us to operate at a loss. Recently, the price of corn has increased. However, based on the nature and scope of such increases, we believe that the fluctuation is a normal part of the price cycle. At this time, we have yet to discern what impact, if any, the recent rise in corn prices will have on our business.

 Our ability to hire and retain key personnel will be an important factor in the success of our business and a failure to hire and retain key personnel may result in our inability to manage and implement our business plan.

Our company’s top management team is currently small and we have a limited number of sales employees. The loss of the services of any of these key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. We may not be able to attract and retain the necessary qualified personnel. If we are unable to retain or to hire qualified personnel as required, we may not be able to adequately manage and implement our business plan. None of our employees are presently subject to any employment agreements with us.

Our future growth is dependent upon strategic relationships with key suppliers within the non-PVC and bioplastics industry. If we are unable to develop and maintain such relationships, our future business prospects could be significantly limited.

Our future growth will generally be dependent on relationships with third parties, including relationships with suppliers and customers, and alliances or joint ventures with other players within the non-PVC and bioplastics industry. While we presently utilize various suppliers for our products, we are currently dependent on certain key suppliers for our products. The loss of one or more of these key suppliers could have a negative impact on our profitability. Accordingly, our success will be significantly dependent upon our ability to establish and manage successful strategic alliances with third parties and on the performance of these third parties. These third parties may not regard their relationship with us as important to their own business and operations, and there is no assurance that they will commit the time and resources to our joint projects as is necessary, or that they will not in the future reassess their commitment to our business. Furthermore, these third parties may not perform their obligations as agreed. In the event that a strategic relationship is discontinued for any reason, our business, results of operations and financial condition may be materially adversely affected.

In addition, our products are sourced from Asia through various manufacturers. We do not control these suppliers or the quality of their goods. If these suppliers do not fulfill orders to our satisfaction, our customers may not purchase from us in the future, and such loss of customers could have an adverse impact on our profitability.

A substantial portion of the technology and materials used in our business is licensed from third parties. Our inability to obtain such technology and materials as and when due may adversely impact our profitability.

We have entered into distribution agreements with certain third-party manufacturers in order to gain access to the alternative plastics materials we market, including our current agreements with three manufacturers. As we are dependent on such third parties for our products, the arrangements with these third parties, and arrangements with future manufacturers and licensors, will be critical to our success in marketing our products profitably. These agreements provide us such access to required materials for specified initial time periods, and there is no guarantee that these third parties will renew the contracts upon expiration of the initial terms. The inability to renew these agreements for additional terms could have a material adverse on our business and financial condition.

Further, we cannot control these third third-party manufacturers and licensors, their performance or the resources that they devote to our business operations. Consequently, the delivery of our required materials, in the amounts and at the times requested, is entirely within the control of these third parties. Therefore, we cannot guarantee that we will always have access to the materials we need from such licensors in the amounts or at the times needed. Systematic and repeated delays in delivering orders as and when due, as a result of delays in delivery by the underlying manufacturer or licensor, could have a material adverse on our business and financial condition.

Although we presently obtain our materials and products from third parties, it is possible that other third parties may claim that we infringe their intellectual property by our use of such materials, and we could suffer significant litigation or licensing expense as a result.

 Various U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in areas relevant to non-PVC and bioplastics, their compositions, formulations and uses, and processes for their production. Although we presently own no patented technology in the non-PVC and bioplastics space, and we presently obtain our materials and products from third parties, it is possible that other third parties may claim that we infringe their patents. In addition, because patent applications are maintained in secrecy for a period of time after they are filed, there may be currently pending applications, unknown to us, which may later result in issued patents that our licensed or owned technologies may infringe. If third parties assert claims against us alleging that we infringe their patents or other intellectual property rights, we could incur substantial costs and diversion of management resources in defending these claims, and the defense of these claims could have a material adverse effect on our business. In addition, if third parties assert claims against us and we are unsuccessful in defending against these claims, these third parties may be awarded substantial damages, as well as injunctive or other equitable relief against us, which could effectively block our ability to make, use, sell, distribute, or market our products and services. We cannot currently predict whether a third party will assert a claim against us, or pursue infringement litigation against us; nor can we predict the ultimate outcome of any such potential claims or litigation.

We may not be successful in identifying market needs for new technologies and developing new products to meet those needs, and our failure to do so may render our existing products and technologies obsolete in the marketplace.

 The success of our business model depends on our ability to correctly identify market opportunities for non-PVC and biologically produced plastics, chemicals and energy. We intend to identify new market needs, but we may not always have success in doing so, in part because the markets for new materials and other products are not well developed. We compete in a field that is relatively new and steadily changing and advancing. The products that are derived from these technologies may not be applicable or compatible with the demands in existing markets. Our existing products and technologies may become uncompetitive or obsolete if our competitors adapt more quickly than we do to new technologies and changes in customers' requirements. Furthermore, we may not be able to identify new opportunities as they arise for our products since future applications of any given product may not be readily determinable, and we cannot reasonably estimate the size of any markets that may develop. If we are not able to successfully develop new products, we may be unable to increase our product revenues.

We may face substantial competition in several different markets, with competitors with significantly greater resources, and that may adversely affect our results of operations.

 We currently specialize in supplying non-PVC plastic materials, and are not aware of any competitors specializing in the supply of non-PVC plastics. While our non-PVC products are not typically bioplastics (although we do sell bioplastic shopping bags), however, like bioplastics our non-PVC products are considered eco-friendly alternatives to conventional plastics. Therefore, as a supplier of non-PVC plastic materials, we believe that we may face competition not just from conventional petroleum-based plastic manufacturers but also from manufacturers and suppliers of bioplastics, who market such products as eco-friendly alternatives to traditional plastics.

Our competitors in the pure bioplastic space include, but are not limited to NatureWorks, Novamont in PLA and starch-based biodegradables, as well as all of the producers of petroleum-based plastics. Many of these competitors may have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current or new competitors.

We intend to expand by marketing our products to one or more large-volume customers. The loss of one or more large customers could have a negative impact on profitability.

We intend to target large-volume customers to purchase our products, in addition to other medium sized customers. The loss of one or more such large customers could have a significant negative impact on our profitability.

We will incur increased costs as a result of becoming a reporting company, and given our limited capital resources, such additional costs may have an adverse impact on our profitability.

Following the effectiveness of this Form 10 Registration Statement, we will be a Securities and Exchange Commission (“SEC”) reporting company. Prior to this time, we have not filed reports with the SEC and had no history operating as a reporting company. In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. For example, as a result of becoming a reporting company, we will be required to file periodic and current reports and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures. As a reporting company, we will incur significant additional legal, accounting and other expenses in connection with our public disclosure and other obligations.

The additional costs we will incur in connection with becoming a reporting company will serve to further stretch our limited capital resources. In other words, due to our limited resources, we may have to allocate resources away from other productive uses in order to pay any expenses we incur in order to comply with our obligations as an SEC reporting company. Further, there is no guarantee that we will have sufficient resources to meet our reporting and filing obligations with the SEC as they come due.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2008, to include in our annual reports on Form 10-K, our management’s report on internal control over financial reporting. We intend to prepare an internal plan of action for compliance with the requirements of Section 404. As a result, we cannot guarantee that we will not have any “significant deficiencies” or “material weaknesses” within our processes. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business. Beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2009, we will be required to include in our annual reports on Form 10-K our registered public accounting firm’s attestation report on our management’s assessment of our internal control over financial reporting.

We may not have adequate insurance and may have substantial exposure to payment of product liability claims.

        The marketing and sale of our products may involve product liability risks. Although we currently have product liability insurance, we may not be able to maintain our current coverage at an acceptable cost, if at all, and there is no guarantee that our insurance coverage will be adequate to meet all types of product liability claims we may encounter. In addition, our insurance may not provide adequate coverage against potential losses. If claims or losses exceed our liability insurance coverage, we may go out of business.

There are risks associated with conducting business operations with foreign countries, including political and social unrest, which may adversely affect our operations and consequently our profitability.

Our primary suppliers are located in foreign countries, particularly in Asia. Accordingly, we are subject to risks not typically associated with ownership of U.S. companies and therefore should be considered more speculative than investments in the U.S.

Our operations could be affected in varying degrees by political instability, social unrest and changes in government regulation relating to foreign investment, the alternative plastics industry, and the import and export of goods and services. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation.

There are risks associated with conducting business operations with foreign countries, including the ability to effectively monitor product quality.

Our primary suppliers are located in foreign countries, from which we have secured distribution rights for certain non-PVC and bioplastic materials and products. Since we do not assemble or otherwise manufacture these products, we are subject to risks associated with the quality-control infrastructure at these manufacturers. We endeavor to identify quality manufacturers with the highest quality products, however, since we are not in control of the actual manufacture or production of these materials, we cannot guarantee the quality of their production.

Fluctuations in Asian currencies to U.S. dollar exchange rate may adversely affect our reported operating results.

We have significant relationships with suppliers in Asia, including China and Taiwan, and thus will be affected by the strength of the U.S. dollar relative to the currencies of such foreign countries. A decline in the value of the dollar relative to these foreign currencies could negatively affect our actual operating costs in U.S. dollars and our reported results of operations, since we may have to pay more for the same products. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into any such currency hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

Risks Relating to Our Common Stock

Our stock is thinly traded, so you may be unable to sell your shares at or near the quoted bid prices if you need to sell a significant number of your shares.

We have been recently cleared for quotation on the Pink Sheets. Shares of our common stock could be thinly traded on the Pink Sheets LLC electronic trading platform, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares.

Our existing directors, officers and key employees hold a substantial amount of our common stock and may be able to prevent other shareholders from influencing significant corporate decisions.

As of September 5, 2008, our directors and executive officers, beneficially owned approximately 60.76% of our outstanding common stock. These directors and executive officers, if they act together, may be able to direct the outcome of matters requiring approval of the shareholders, including the election of our directors and other corporate actions such as:

•	our merger with or into another company;

•	a sale of substantially all of our assets; and

•	amendments to our articles of incorporation.

The decisions of such shareholders may conflict with our interests or those of our other shareholders.

The market price of our stock may be adversely affected by market volatility.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including:

•	fluctuation in the world price of crude oil;

•	market changes in the bioplastics industry;

•	actual or anticipated variations in our operating results;

•	our success in meeting our business goals and the general development of our proposed operations;

•	general economic, political and market conditions in the U.S. and the foreign countries from which we presently license products; and

•	the occurrence of any of the risks described in this amended Form 10.

Obtaining additional capital though the sale of common stock will result in dilution of shareholder interests.

We may raise additional funds in the future by issuing additional shares of common stock or other securities, which may include securities such as convertible debentures, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock. Additionally, the existing options, warrants and conversion rights may hinder future equity offerings, and the exercise of those options, warrants and conversion rights may have an adverse effect on the value of our stock. If any such options, warrants or conversion rights are exercised at a price below the then current market price of our shares, then the market price of our stock could decrease upon the sale of such additional securities. Further, if any such options, warrants or conversion rights are exercised at a price below the price at which any particular shareholder purchased shares, then that particular shareholder will experience dilution in his or her investment.

We are unlikely to pay dividends on our common stock in the foreseeable future, therefore you may not derive any income solely from ownership of our stock.

We have never declared or paid dividends on our stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our stock. This means that your potential for economic gain from ownership of our stock depends on appreciation of our stock price and will only be realized by a sale of the stock at a price higher than your purchase price.

Trading of our stock may be restricted by the Securities and Exchange Commission's penny stock regulations, which may limit a shareholder's ability to buy and sell our stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

ITEM 2.	FINANCIAL INFORMATION.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported assets, liabilities, sales and expenses in the accompanying financial statements. Critical accounting policies are those that require the most subjective and complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, bad debts, impairment of long-lived assets, accrued liabilities and certain expenses. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. Certain critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Note 1 to the Financial Statements included in this amended Form 10. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or liquidity for the periods presented in this amended Form 10.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate carrying values of such amounts.

Revenue Recognition

Revenue is recognized when title passes from the Company to the customer, generally when product is received by the customer, using F.O.B. destination terms. Accounts receivables are presented at the amounts collected for which no reserves have historically been required. No amount of receivables serves as collateral for borrowings.

In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, beginning in January 2006 with orders booked, we began acting as a principal in the revenue transactions, assuming the risks and reward of ownership until a sale is complete by assuming general inventory and credit risks, being the primary obligor in the transaction and having latitude in establishing price and supplier selection as set forth in EITF 99-19.

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), as amended. SAB 104 requires that the following four basic criteria must be met before revenue can be recognized: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed and determinable; and 4) collectibility is reasonably assured.

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” shipping revenue is recognized in the period when gross sales are recognized, for those customer orders where we charge the customer for delivery of their products.

The Company does not have rights of product returns with its customers, however the return of products, which are non-conforming would be replaced. The Company does not provide for product warranties.

Fees are also generated for management services provided to Patridge & Company of Nevada, LLC, a company in which William Patridge, our President and principal stockholder, is the managing member. These fees are recognized monthly when the services occur. Since these management services do not contribute materially to our profitability, we do not consider these services to be a distinct line of business for our company.

Cash

For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

We maintain our cash in bank deposit accounts, which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts.

Inventory

Inventory consists of finished goods including freight and is valued at the lower of cost (weighted average method) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated lives of major classes of property and equipment are automobiles (6 years), computer equipment, telephone equipment, camera equipment and computer software (3 to 4 years) and furniture and fixtures and leasehold improvements (10 years). The Company has no betterments or renewals. Repairs and maintenance is expensed as incurred.

Stock-Based Compensation

Commencing January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment” (“SFAS 123R”), which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on fair values. The effect on net income upon adoption of SFAS 123R was not materially different than as reported if the fair-value-based method had been applied to all outstanding and unvested awards.

Shipping and Handling Charges

For customers whom we arrange shipping and handling charges, these charges are included in costs of goods sold.
Comparison of the Fiscal Year Ended December 31, 2007 versus December 31, 2006

Results Of Operations

Revenues and Gross Profit. Our revenues for 2007 were $515,223, representing a decrease of approximately $909,000 or 63.8% compared to $1,424,437 for 2006. The revenue decrease was due to a repositioning of our efforts in 2007 to focus on our newly introduced ecoPlastic™ and ecoFoam™ product lines and by targeting large volume customers. These repositioning changes were a result of a shift from wood flooring sales, due to a nationwide weak housing market, and a revamped business strategy to optimize the opportunities available in the rapidly growing eco-conscious industries, specifically targeting plastic replacements. Both of these repositioning changes impacted 2007 sales as orders and sales take longer to finalize and close during the initial phases of the repositioning efforts. Our product mix changed between years from approximately 80% revenues from wood flooring and approximately 20% from foam products (consisting of yoga mats and underlayment for flooring) in 2006 to approximately 40% from wood flooring and approximately 60% from the foam products mentioned above in 2007. The revenue dollar changes were a decrease of approximately $952,000 from wood flooring and an increase of approximately $43,000 from foam products between years. As we reposition our company into selling our ecoPlastic™ and ecoFoam™ lines into additional products besides yoga mats and underlayment for flooring, we anticipate product mix fluctuations to continue to occur during 2008.

Our gross profit for fiscal 2007 was $51,880, representing a decrease of approximately $140,000 or 72.9% compared $191,492 for the year ended December 31, 2006. Gross profit for 2007 as a percentage of revenues was 10.1% compared to 13.4% for 2006. The decrease corresponded to the decrease in revenues, as well as higher freight expense incurred in cost of goods sold during 2007 to ship products to customers. This freight expense was due to both higher carrier rates and limited cases where customers did not reimburse us in full for shipping costs.

Operating Expenses. Our selling, general and administrative expenses for the year ended December 31, 2007, were $1,364,007, representing an increase of approximately $329,000 or 31.8% compared to $1,034,718 for the year ended December 31, 2006. As a percentage of revenues, selling, general and administrative expenses were 264.7% for 2007 and 72.6% for 2006. This increase was due partially to the hiring of a Senior Vice-President of Sales in December, 2006 and two additional employees hired (Executive Vice-President and Operations Manager) during the fall of 2007 to execute our growth plans resulting in higher payroll and benefits expense, including stock based compensation, of $130,967 or an increase of 27.3%. Additionally, we incurred higher travel cost increases of $122,769, or a 91.0% increase, to call on customers, prospective customers and suppliers. We incurred higher postage expenses increase of $30,607 or an increase of 167.7% primarily due to shipping more sample products from our Asian manufacturers to both our offices and to customers and prospective customers. Expense for outside consultants, including cash and non cash stock based compensation, increased by $36,747 or 33.9% due primarily to additional services provided by the financial consultant who functioned as our Chief Financial Officer and a part-time consultant used in Asia.

Other Expense and Net Loss. Our other expenses for the year ended December 31, 2007 were $195,825, representing an increase of approximately $82,000 or 72.7% compared to $113,406 for the year ended December 31, 2006. This increase was primarily due to additional interest expense incurred on higher borrowings provided through loans from our President and Chief Executive Officer William Patridge.

Net loss for the year ended December 31, 2007 was $1,507,952, representing an increase of approximately $551,000 or 57.6% compared to $956,632 for the year ended December 31, 2006. This increase was attributable to lower sales due to our repositioning to focus on our newly introduced ecoPlastic™ and ecoFoam™ product lines and by targeting large volume customers, corresponding lower cost of goods sold due to the lower sales, higher freight cost of goods sold, higher selling, general and administrative expenses as discussed above, and higher other expense due to higher interest expense on additional borrowings. Although the demand for our eco-friendly products could increase as more attention is given to “green” product initiatives, since our current ecoPlastic™ and ecoFoam™ products are either petroleum based or corn based, the fluctuating and recently increasing prices of both oil and corn may have an unfavorable impact on our product costs and our ability to generate revenues by passing on these higher costs to our customers. The recent falling U.S. dollar could also impact us negatively in price negotiations with our Asian manufacturers.

Liquidity And Capital Resources

As of December 31, 2007 we had $10,755 in cash and a working capital deficit of $824,884, as compared with $77,621 in cash and a working capital deficit of $109,754 at December 31, 2006. Cash and cash equivalents at December 31, 2007 decreased approximately $67,000 from the amount available as of December 31, 2006. Cash used to fund operating activities during 2007 was $1,156,105 compared to $713,376 for 2006, representing an increase of approximately $443,000. This increase was due to lower sales in 2007 and higher selling, general and administrative expenses incurred during 2007.

Cash for investing activities of $24,953 for 2007 was approximately $18,000 higher than the amount of $7,174 for 2006. This was due to higher purchases of property and equipment. Cash provided by financing activities of approximately $1,114,192 for 2007 increased by approximately $337,000 compared to $777,191 for 2006. This increase was due primarily to additional borrowings on notes payable to fund our working capital.

Since our inception, we have financed our operations primarily through private sales of our common stock, issuance of convertible promissory notes, and outside loans and loans provided by our President and Chief Executive Officer. We have no credit lines or facilities as of September 5, 2008, nor have we ever had a credit facility since our inception. In order to fund ongoing operations, we conducted a private placement of our common stock under Rule 504 promulgated under the Securities Act of 1933 (as amended), pursuant to which we sold 4,345,320 shares of our common stock at a price of $0.15 per share, and raised aggregate gross proceeds of approximately $622,000. We closed this offering in January 2008. Based on the proceeds from this offering, operating activities of our business and additional loans from William Patridge, our President and Chief Executive Officer, we anticipate requiring additional cash to fund our operations beyond September 2008. We anticipate this funding to come from loans from William Patridge, convertible debt bridge financing during the second half of 2008 from outside investors up to $1 million, and additional debt or equity financing in late 2008 or early 2009 between $5 million to $10 million. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock. The proceeds from our Rule 504 offering and the additional financing anticipated will be required to meet our 2008 debt maturities of $493,906, of which $86,600 will not be required to be paid as it represents convertible debt that was converted into common stock during the first quarter of 2008. $380,000 of the current debt maturities is owed to William Patridge. Under the terms of his agreement, the Company will not be in default until January 1, 2009 if these payments are not made. Through June 30, 2008, the Company has paid $75,000 of the current debt maturities owed to William Patridge. Our financing will also need to pay lease commitments of $47,448 during 2008, pay down current liabilities of accounts payable and accrued liabilities of $560,305 and to fund our monthly operating activities during 2008.

Our capital commitments anticipated for 2008 include the potential acquisition of Vinyl Trends, Inc., which, if consummated, would be financed through a combination of cash and Company stock. Definitive terms have not been established, however we would require additional financing capital through the sale of additional equity and/or debt securities to consummate this acquisition. No assurance can be given that we will have sufficient capital available to make this acquisition.

Because of our operating losses and negative cash flows incurred since inception, our independent auditors have included an explanatory paragraph in its report on our financial statements for 2007 and 2006 expressing doubt regarding our ability to continue as a going concern. Our ability to fund our liquidity and working capital needs in the near future will be dependent upon certain successful execution of our current business strategy and repositioning efforts. We will have to obtain significant additional capital through the sale of additional equity and/or debt securities, and from other financing activities, such as strategic partnerships, in order to execute our business plan. No assurance can be given that we will have sufficient capital available to continue to operate our business in 2008 or that we will be able to effect our new business plan in the non-PVC and bioplastics market.

Comparison of the Quarterly Period Ended March 31, 2008 versus March 31, 2007

Results Of Operations

Revenues and Gross Profit. Our revenues for the quarter ended March 31, 2008 were $1,759,599, representing an increase of approximately $1,736,000 compared to revenues of $23,668 for the quarter ended March 31, 2007. The revenue increase was due to shipments of wood flooring orders during quarter one of 2008 for orders that were initiated during quarter four of 2007. Although we are in the process of repositioning our sales focus away from wood flooring, these orders had previously been generated. Our repositioning efforts include a revamped business strategy to optimize the opportunities available in the rapidly growing eco-conscious industries, specifically targeting plastic replacements. We will continue to sell and service existing wood flooring customers, but do not plan to target new potential wood flooring customers. Our product mix changed between years from approximately 65% revenues from wood flooring and approximately 35% from foam products (consisting of underlayment for flooring) in first quarter of 2007 to approximately 96% from wood flooring and approximately 4% from the foam products (consisting of yoga mats and underlayment for flooring) in the first quarter of 2008. The revenue dollar changes were an increase of approximately $1,669,000 from wood flooring and an increase of approximately $67,000 from foam products between quarters. As we reposition our company into selling our ecoPlastic™ and ecoFoam™ lines into additional products besides yoga mats and underlayment for flooring, we anticipate product mix fluctuations to continue to occur during 2008.

Our gross profit for the quarter ended March 31, 2008 was $383,393, representing an increase of approximately $380,000 compared to $3,456 for the quarter ended March 31, 2007. Gross profit for the first quarter of 2008 as a percentage of revenues was 21.8% compared to 14.6% for the first quarter of 2007. The increase corresponded to the increase in revenues, as well as higher gross margins on the wood flooring orders shipped during quarter one of 2008 due to the mix of products shipped.

Operating Expenses. Our selling, general and administrative expenses for the quarter ended March 31, 2008, were $426,903, representing an increase of approximately $78,000 or 22.3% compared to $348,968 for the quarter ended March 31, 2007. As a percentage of revenues, selling, general and administrative expenses were 24.3% for the first quarter of 2008 compared to 1,474.4% for the first quarter of 2007. Approximately $108,000 of this increase, an increase of 72.2%, was due to additional payroll and benefits expense, including stock based compensation, from sales commissions paid to sales employees on the higher sales for the quarter, additional employee positions of Executive Vice-President and two Operations Managers for the first quarter of 2008 which did not exist of the first quarter of 2007, and the shift of the expense for the Chief Financial Officer from consulting payroll for the first quarter of fiscal 2008. Offsetting this increase in selling, general administrative expenses were reductions in travel and trade show expense of approximately $29,000 as we did not sponsor a booth at the Surfaces trade show during quarter one of 2008 due to our transition out of the wood flooring business and fewer trips to Asia.

Other Expense and Net Loss. Our other expenses for the quarter ended March 31, 2008 were $99,450, representing an increase of approximately $62,000 or 162.1% compared to $37,950 for the quarter ended March 31, 2007. This increase was primarily due to additional interest expense incurred on higher cumulative borrowings provided through loans from our President and Chief Executive Officer William Patridge and $41,874 interest expense in quarter one of 2008 for beneficial conversion feature expense for convertible promissory notes of $167,495 converted to 1,488,848 shares of Company common stock, at a discount of 25%.

Net loss for the quarter ended March 31, 2008 was $142,960, representing a decrease of approximately $241,000 or 62.7% compared to a net loss of $383,462 for the quarter ended March 31, 2007. This improvement was attributable primarily to the higher wood flooring sales at higher gross margins, partially offset by higher selling general and administrative expenses to support the sales growth and higher other expense due to higher interest expense.

Liquidity And Capital Resources (As of March 31, 2008)

As of March 31, 2008 we had $243,417 in cash and a working capital deficit of $171,586, as compared with $73,203 in cash at March 31, 2007. Cash used to fund operating activities during first quarter 2008 was $325,381 compared to $286,011 for first quarter 2007, representing an increase of approximately $39,000. This increase was due primarily to paying accounts payable balances that existed at December 31, 2007 during quarter one of 2008.

Cash used for investing activities of $6,220 for the first quarter of 2008 was approximately $2,000 higher than the amount of $3,846 for the first quarter of 2007. This increase was due to minor purchases of property and equipment to support our offices. Cash provided by financing activities of $564,263 for the first quarter of 2008 increased by approximately $279,000 compared to $285,439 for the first quarter of 2007. This increase was due to the net proceeds raised from the sale of 4,345,320 shares of our common stock under a Rule 504 offering and an additional private placement common stock sale of 300,000 shares, producing combined net proceeds of approximately $568,000. This increase was partially offset by lower borrowings on notes payable of approximately $289,000.

Liquidity And Capital Resources (As of June 30, 2008)

As of June 30, 2008 we had $41,137 in cash and a working capital deficit of $1,451,743, as compared with $10,755 in cash at December 31, 2007 and $15,014 in cash at June 30, 2007. Cash used to fund operating activities during the first six months of 2008 was $591,494 compared to $566,998 for the first six months of 2007, representing an increase of approximately $24,000. This increase resulted primarily from paying down accounts payable balances as of December 31, 2007, partially offset by higher net sales and gross profits in 2008.

Cash used for investing activities of $10,607 for the first six months of 2008 was approximately $6,000 higher than the amount of $4,241 for the first six months of 2007. This increase was due to minor purchases of property and equipment to support our offices. Cash provided by financing activities of $632,483 for the first six months of 2008 increased by approximately $124,000 compared to $508,632 for the first six months of 2007. This increase was due to the net proceeds raised from the sale of 4,345,320 shares of our common stock in an offering under Rule 504 of Regulation D promulgated under the Securities Act of 1933 (as amended), and an additional private placement common stock sale of 300,000 shares, producing combined net proceeds of approximately $568,000. This increase was partially offset by lower borrowings on notes payable of approximately $444,000.

ITEM 3.	PROPERTIES.

We do not own any real property. We currently lease office space at 295 East Main Street, Ashland, Oregon 97520, at a rate of approximately $30,500 per year. Our lease for this facility is on a month-to-month basis. The facility is owned by Main and Second Street LLC, a limited liability company of which our President, William Patridge, is sole member.

We also lease office space in Shanghai, China at a rate of approximately $28,200 per year. Our lease for this facility expires in July 2009, with an option to renew for a two-year term.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding persons known by us to beneficially own, as defined by Rule 13d-3 under the Securities Exchange Act of 1934, more than 5% of our common stock as of September 5, 2008. The following table also sets forth information regarding beneficial ownership of our common stock as of September 5, 2008, by our Directors and the Named Executive Officers.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)		Percent of Class
Certain Beneficial Owners:
T Squared Investments LLC 1325 Sixth Avenue New York, NY 10019	1,886,167	(3)	7.75%

Robert Patridge 4316 Vineyard Terrace Medford, OR 97504	1,616,667	(4)	6.64%

Directors/Named Executive Officers:
William Patridge	12,256,150	(5)	50.36%
Brian Patridge	1,733,333	(6)	7.10%
Jane Emkes	625,866	(7)	2.55%
Robert Bury	425,581	(8)	1.74%
Charles Lanusse III	0	(9)	*
All Named Executive Officers and Directors as a group (5 persons)	15,040,930		60.76%

* Less than 1%
(1) Unless otherwise indicated, the business address of each person listed is c/o ecoSolutions Intl, 295 E Main Street, Suite 1, Ashland, Oregon 97520.
(2) For purposes of this table, shares are considered beneficially owned if the person directly or indirectly has the sole or shared power to vote or direct the voting of the securities or the sole or shared power to dispose of or direct the disposition of the securities. Shares are also considered beneficially owned if a person has the right to acquire beneficial ownership of the shares within 60 days of September 5, 2008.
(3) T Squared Capital LLC is the managing member of T Squared Investments LLC. Each of Mark Jensen and Thomas Suave is a member and manager of T Squared Capital LLC.
(4) Includes 250,000 shares that are held by Robert Patridge's spouse; 24,000 shares that are held by the Owen Patridge Irrevocable Trust; and 24,000 shares that are held by the Maya Patridge Irrevocable Trust.
(5) According to Mr. Patridge, there are ownership disputes with respect to an aggregate of 4,000,000 of the shares of common stock reported herein. Mr. Patridge intends to dispute all such claims and personal litigation is underway related to this matter.
(6) Includes 250,000 shares that are held by Brian Patridge's spouse. Includes 66,666 shares that may be acquired upon the exercise of currently exercisable options.
(7) Includes 181,666 shares that may be acquired upon the exercise of currently exercisable options; 45,117 shares of common stock issued in connection with the conversion of a promissory note in the aggregate amount of $5,076 issued by our company in favor of Entrust of Idaho FBO Jane Emkes IRA; and 225,583 shares of common stock issued in connection with the conversion of a promissory note in the aggregate amount of $25,378 issued by our company in favor of Paul Schlesinger and Jane Emkes Trust. Ms. Emkes has sole voting and disposition power with respect to the shares held by Entrust of Idaho FBO Jane Emkes IRA, and shares voting and disposition power with respect to the shares held by Paul Schlesinger and Jane Emkes Trust.
(8) Includes 166,665 shares that may be acquired upon the exercise of currently exercisable options.
(9) There is no beneficial ownership as of September 5, 2008. He holds non-exercisable options on 50,000 shares.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding our Named Executive Officers and directors.

Name	Age	Title
William Patridge	70	Chairman of the Board of Directors, Chief Executive Officer and President
Jane Emkes	46	Chief Financial Officer and Director
Brian Patridge	34	Executive Vice President
Robert Bury	56	Senior Vice President - Sales and Product Development
Charles Lanusse III	39	Director

William Patridge

William Patridge organized the company, and has served as Chief Executive Officer, President and Chairman of the Board of Directors since the company’s inception in 2004. Mr. Patridge has been involved in the formation of public companies from 1970 to the present and has over 45 years of diverse business experience. Prior to holding his current positions with the company, Mr. Patridge served as the President of Patridge & Company, Inc., a corporate finance and consulting business, since its organization in the mid-80s.

Jane Emkes

Jane Emkes was appointed as our Chief Financial Officer in 2007, and has been a member of our Board of Directors since 2006. Prior to her appointment to that office, Ms. Emkes provided certain corporate financial consulting services to the company commencing in 2005. Prior to joining the company, Ms. Emkes served as Senior Vice President of Finance at Bear Creek Corporation (dba Harry and David and Jackson & Perkins) from 1995 to 2005. In addition, Ms. Emkes has over 20 years of financial experience. Ms. Emkes passed the CPA exam in 1985 and holds a Bachelor’s degree in Accounting from Ball State University.

Brian Patridge

Brian Patridge has served as the company’s Executive Vice President since 2007. Brian also holds positions of President of Cash Connections for 2 store locations since 1996, and President of Nagalle Inc. since 2002, although neither position currently consumes any significant amount of his time. He holds a Bachelor of Science degree in Communications from Oregon State University. Brian Patridge is the son of our President and Chief Executive Officer.

Robert Bury

Robert Bury has served as our Senior Vice President - Sales and Product Development since 2006. Mr. Bury has over twenty years of business experience in developing and marketing products, most recently from 2004-2006 as President of Northern Outfitters, a manufacturing company where he was instrumental in developing the company into a sales and marketing organization. From 2000-2004, he was Director of Merchandise for the direct marketing division of Harry and David. He also helped to develop the REI label and sourced products for Sears for ten years. He holds a Bachelor of Science degree in Biochemistry from Seattle University.

Charles Lanusse III

Charles Lanusse III was appointed to the Board on August 11, 2008 with the departure of John Dailey. He is the Chairman, Chief Executive Officer and President of Lumebox Technology, Inc., a company developing trading technology for financial markets. Charles has successful start-up company experience during the 1990's, in which he was the founder, Chairman and Chief Executive Officer of Starseed Inc., a web technology business that was sold to GeoCities, which was subsequently sold toYahoo! He became Chief Operating Officer of the WebRing division for GeoCities.

ITEM 6.	EXECUTIVE COMPENSATION.

Summary Compensation Table. The following table sets forth certain summary information concerning compensation paid by this company to our Chief Executive Officer, and two most highly compensated employees, our Senior Vice President (Sales and Product Development) and the person acting as our Chief Financial Officer, respectively, during the years ended December 31, 2007, and December 31, 2006.

Summary Compensation Table

Name and Principal Position(s)	Year	Salary ($)		Bonus ($)	Stock Awards ($)		Option Awards ($)		Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total Compensation ($)
William Patridge	2007	84,000	(1)	0	0		0				0		$84,000
President and Chief Executive Officer	2006	21,000	(1)	0	63,000	(1)	0				0		$84,000

Robert Bury	2007	75,987	(2)	0	0		12,431	(3)			970	(4)	$89,388
Senior Vice President (Sales and Product Development)	2006	0		0	5,000	(5)	957	(6)			0		$5,957

Jane Emkes	2007	0		0	9,525	(7)	11,458	(3)			39,500	(7)	$60,483
Chief Financial Officer	2006	0		0	16,072	(7)	2,866	(6)			16,050	(7)	$34,988
_______________
(1)
During each of fiscal 2006 and 2007, a salary of $84,000 was accrued but not paid to our President and Chief Executive Officer. On November 10, 2006, certain liabilities of the company owed to our President and Chief Executive Officer, as of September 30, 2006, were retired and converted into 765,715 shares of the company’s Series A preferred stock. Of the 765,715 shares of Series A preferred stock issued in exchange for the cancellation of such liabilities, an aggregate of $63,000 related to salary expenses accrued and owed to our President and Chief Executive Officer through September 30, 2006.

(2)
Represents salary of $60,000 earned from January 1, 2007 through September 30, 2007. Effective October 1, 2007, the salary was increased to $120,000 per annum. Includes aggregate commissions of $987 earned during 2007.

(3)	Represents estimated fair market value of stock options valued in accordance with SFAS 123R, “Share Based Payments.”
(4)	Represents company automobile benefit paid out or reimbursed to employee during 2007.
(5)	Mr. Bury was hired effective December 1, 2006. In lieu of salary for the month of December 2006, the company issued to him shares of common stock valued at a fair market value of $0.15 per share.
(6)	Represents estimated fair market value of stock awards valued in accordance with SFAS 123R, “Share Based Payments.”
(7)
During each of fiscal 2006 and 2007, Ms. Emkes provided part-time financial consulting services to the company, in effect acting as our Chief Financial Officer. She was not paid a salary but compensated as an outside consultant. The amounts indicated in the table represent compensation paid to her for such financial consulting services. Ms. Emkes was named as our Chief Financial Officer in December 2007, and began receiving salary in January 2008.

Employment Agreements.

We do not have any employment agreements with our Chief Executive Officer or any other employee of the company. There are no arrangements between us and our Chief Executive Officer or any other employee with respect to severance payments or other benefits following termination of the employee’s employment with our company.

Outstanding Equity Awards at Fiscal Year-End. The following table contains information concerning equity awards, including unexercised options, unvested stock awards and equity incentive plan awards, as of December 31, 2007 with respect to our Chief Executive Officer, and two most highly compensated employees, our Senior Vice President (Sales and Product Development) and the person acting as our Chief Financial Officer for fiscal 2006 and 2007.

Outstanding Equity Awards at December 31, 2007

	Option Awards									Stock Awards
Name	Number of Securities underlying unexercised options (#) exercisable		Number of Securities underlying unexercised options (#) unexercisable		Equity Incentive plan awards: Number of securities underlying unexercised unearned options (#)			Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)	Equity Incentive plan awards: Number of unearned shares of stock that have not vested (#)	Equity Incentive plan awards: Market value of unearned shares of stock that have not vested ($)
William Patridge (President/Chief Executive Officer)	_		_		_			_	_	_	_	_	_
Robert Bury	33,333	(1)	66,667	(1)	_			$0.15	11/30/2011	_	_	_	_
Senior Vice President (Sales and Product Development)	_		_		100,000 100,000 200,000	(2) (3) (4)	$ $ $	0.15 0.15 0.15	1/24/2012 5/03/2012 10/31/2012

Jane Emkes	15,000	(5)	_		_			$0.50	1/12/2011	_	_	_	_
Chief Financial Officer	33,333	(6)	66,667	(6)	0 100,000 300,000	(7) (8)	$ $ $	0.15 0.15 0.15	11/27/2011 5/03/2012 10/31/2012

(1)
The options indicated are non-qualified stock options issued outside the company’s 2007 Equity Incentive Plan. As of December 31, 2007, the options have vested with respect to 33,333 shares of common stock. Of the remaining unvested tranche of options, 33,333 shall vest on November 30, 2008, and the final tranche of 33,334 shall vest on November 30, 2009.

(2)
The options indicated are non-qualified stock options issued outside the company’s 2007 Equity Incentive Plan. As of December 31, 2007, none of the options have vested with respect to any shares of common stock. The options shall vest as follows: 33,333 shall vest on January 24, 2008; 33,333 shall vest on January 24, 2009, and the final tranche of 33,334 shall vest on January 24, 2010.

(3)
The options indicated are incentive stock options issued under the company’s 2007 Equity Incentive Plan. As of December 31, 2007, none of the options have vested with respect to any shares of common stock. The options shall vest as follows: 33,333 shall vest on May 3, 2008; 33,333 shall vest on May 3, 2009, and the final tranche of 33,334 shall vest on May 3, 2010.

(4)
The options indicated are incentive stock options issued under the company’s 2007 Equity Incentive Plan. As of December 31, 2007, none of the options have vested with respect to any shares of common stock. The options shall vest as follows: 66,666 shall vest on October 31, 2008; 66,666 shall vest on October 31, 2009, and the final tranche of 66,667 shall vest on October 31, 2010.

(5)
The options indicated are non-qualified stock options issued outside the company’s 2007 Equity Incentive Plan. As of December 31, 2007, the options have vested with respect to all 15,000 shares of common stock.

(6)
The options indicated are non-qualified stock options issued outside the company’s 2007 Equity Incentive Plan. As of December 31, 2007, the options have vested with respect to 33,333 shares of common stock. Of the remaining unvested tranche of options, 33,333 shall vest on November 27, 2008, and the final tranche of 33,334 shall vest on November 27, 2009.

(7)
The options indicated are non-qualified stock options issued outside the company’s 2007 Equity Incentive Plan. As of December 31, 2007, none of the options have vested with respect to any shares of common stock. The options shall vest as follows: 33,333 shall vest on May 3, 2008; 33,333 shall vest on May 3, 2009, and the final tranche of 33,334 shall vest on May 3, 2010.

(8)
The options indicated are incentive stock options issued under the company’s 2007 Equity Incentive Plan. As of December 31, 2007, none of the options have vested with respect to any shares of common stock. The options shall vest as follows: 100,000 shall vest on October 31, 2008; 100,000 shall vest on October 31, 2009, and the final tranche of 100,000 shall vest on October 31, 2010.

Equity Incentive Plan

The Company adopted the ecoSolutions Intl 2007 Equity Incentive Plan, which was approved by a majority of our stockholders on May 4, 2007 (the “Equity Plan”), to provide employees, non-employee directors, consultants and advisors with the opportunity to receive grants of stock options and stock awards. The purpose of the Equity Plan is to give participants an ownership interest in our Company, and to create an incentive to contribute to our economic success. The Equity Plan authorizes the issuance of incentive stock options, nonqualified stock options and other stock based awards to employees, non-employee directors, consultants and advisors. As of September 5, 2008, there were 10,000,000 shares of Common Stock authorized under the Equity Plan. As of September 5, 2008, an aggregate of 1,300,000 shares of Common Stock were subject to securities issued under the Equity Plan.

As of September 5, 2008, we do not maintain any plans that provide for the payment of retirement benefits. As of September 5, 2008, we do not have any contract, agreement, plan or arrangement, written or otherwise, which provides for payment to our Chief Executive Officer or any other employee at, following or in connection with the resignation, retirement or other termination of such employee, or a change in control of our company.

Director Compensation. None of the directors on our Board of Directors receives compensation solely for their services as directors. Directors, however, are entitled to receive compensation for services unrelated to their service as a director to the extent that they provide such unrelated services to the Company. See “Related Party Transactions” below.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Ashland Lease

The Company’s office business facility located in Ashland, Oregon is owned by Main and Second Street LLC, a limited liability company of which William Patridge, our President and Chief Executive Officer is the sole member and is not a variable interest entity per FIN 46R “Consolidation of Variable Interest Entities”. Rent expense in the amount of $40,281 incurred under this lease since inception through December 31, 2007, was accrued but not paid in accordance with an agreement with Mr. Patridge. The Company has not paid any rents for this office space through December 31, 2007. Beginning January 1, 2008, the Company has paid the monthly rent due.

Management Services to Patridge & Company of Nevada, LLC

We perform certain management services for Patridge & Company of Nevada, LLC, a company of which William Patridge, our President and Chief Executive Officer, is the managing member. Fees paid to us for such management services are recorded as services income and recorded in accounts receivable as services are incurred. As of December 31, 2007, the non-current accounts receivable balance was $21,271 and fees earned for 2007 were $6,000. As of June 30, 2008, the non-current accounts receivable balance was $24,270 and fees earned for the six months ended June 30, 2008 were $3,000. As of June 30, 2008, the amount past due over ninety days is $22,770. This non-interest bearing accounts receivable balance is classified as a non-current asset as a likelihood exists that collection ever the next twelve months may not occur. However, the Company anticipates full collectability in the long-term.

Funding of Company Operations

Due to our limited operating history, and accumulated losses since inception, through June 30, 2008, we have funded our company operations in part through stock sales, issuances of convertible promissory notes and loans, including loans from William Patridge, our President and Chief Executive Officer. As of June 30, 2008, we have a note payable including accrued interest to William Patridge of $2,425,213 bearing interest at 10.0% starting January 2006. This note is due in installment payments from March 2008 through January 2010 of which $75,000 has been paid by the Company through June 30, 2008.

As of December 31, 2007, we had issued convertible promissory notes in the aggregate principal amount of $165,000, including two, which were issued to certain of our officers (Jane Emkes and Robert Bury) or entities affiliated with them, in the aggregate amount of approximately $57,200. In March 2008, all of the convertible notes were converted into shares of our common stock in accordance with the terms of such notes.

Board of Directors

As of September 5, 2008, we had 3 persons serving as directors on our Board of Directors, namely, William Patridge, Jane Emkes and Charles Lanusse III. Pursuant to our Bylaws, our directors are elected at the annual meeting of our stockholders, and once appointed shall serve until their successors are elected and qualified, or until removed from office in accordance with our Bylaws. Our Bylaws provide that the number of directors on our Board of Directors may be changed from time to time by resolution of the Board of Directors or our shareholders, subject to any limitations imposed by the Nevada Revised Statutes or other Nevada State law.

Committees of the Board of Directors

Pursuant to our Bylaws, our Board of Directors may establish committees of one or more directors from time-to-time, as it deems appropriate. Our common stock has been recently cleared for quotation on the Pink Sheets LLC electronic trading platform. The Pink Sheets electronic trading platform does not maintain any standards requiring us to establish or maintain an Audit, Nominating or Compensation committee. As of September 5, 2008, our Board of Directors maintains an Audit Committee comprising William Patridge, Jane Emkes and Charles Lanusse III. As of September 5, 2008, our Board of Directors does not maintain any Nominating, Compensation committee, or any other committees.

Director Independence

Our common stock has been recently cleared for quotation on the Pink Sheets LLC electronic trading platform. The Pink Sheets LLC electronic trading platform does not maintain any standards regarding the independence of the directors on our company’s Board of Directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

In the absence of such requirements, we have elected to use the definition for “director independence” under the NASDAQ stock market’s listing standards, which defines an “independent director” as “a person other than an officer or employee of us or its subsidiaries or any other individual having a relationship, which in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” The definition further provides that, among others, employment of a director by us (or any parent or subsidiary of ours) at any time during the past three years is considered a bar to independence regardless of the determination of our Board of Directors.

Mr. Lanusse, due to the part-time consulting services he provides to our company, is not deemed "independent" under the NASDAQ Stock Market listing standards. Both Mr. Patridge and Ms. Emkes are employee-directors and therefore not deemed “independent” under the NASDAQ Stock Market’s listing standards. Although our Board of Directors is not “independent” under NASDAQ’s listing standards, due to their combined business and financial experience and because our common stock is not currently listed on any of the NASDAQ stock markets, we believe that our employee-directors and consultant-director can competently perform the functions required of them as directors of the company.

ITEM 8.  LEGAL PROCEEDINGS.

None.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

On March 18, 2008, we received approval from the Financial Industry Regulatory Authority (FINRA) to quote our common stock on the Pink Sheet LLC electronic trading platform. On April 14, 2008 the National Association of Security Dealers Automated Quotation Systems (NASDAQ) approved the Pink Sheets quotation for our new name, “ecoSolutions Intl.” Our trading symbol is “ECOI”.

The following table sets forth, for the periods indicated, the high and low bid prices for our common stock as quoted on the Pink Sheets electronic platform, for the quarters presented:

QUARTER ENDING	HIGH	LOW

FISCAL 2008
March 31, 2008	N/A	N/A
June 30, 2008	$1.20	$0.10

As of September 5, 2008, the closing bid price for our common stock as quoted on the Pink Sheets electronic platform was $0.65. Through September 5, 2008, the high and low bid prices for our common stock as quoted on the Pink Sheets electronic platform for the partial quarter ending Septermber 30, 2008 were $1.15 and $0.50, respectively.

As of September 5, 2008, there were 24,339,484 shares of our common stock issued and outstanding. In addition, as of September 5, 2008, 4,479,500 shares of our common stock were subject to outstanding options or warrants, or securities otherwise convertible into shares of our common stock.

As of September 5, 2008, there were 4,229,500 outstanding options, and no warrants, to acquire shares of our common stock. In addition, there are no shares of our common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or that we have agreed to register under the Securities Act for sale by security holders, or that are being, or proposed to be, publicly offered by us.

Shareholders

As of September 5, 2008, we believe that we have approximately 87 shareholders of our common stock.

Dividends

We have never paid any cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. We presently intend to retain any future earnings for financing our growth and expansion.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table contains information regarding our equity compensation plans as of September 5, 2008.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders
2007 Equity Incentive Plan	2,630,000	$0.257	7,370,000

Equity compensation plans not approved by security holders
Non-Qualified Options	1,599,500	$0.256

Total	4,229,500		7,370,000

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

We have issued and sold securities of the company as disclosed below within the last three years. Unless otherwise noted, the following sales of securities were effected in reliance on the exemption from registration contained in Section 4(2) of the Act and Regulation D promulgated thereunder, and such securities may not be reoffered or sold in the United States by the holders in the absence of an effective registration statement, or valid exemption from the registration requirements, under the Securities Act of 1933 (as amended, the “Act”):

•	In January 2005, we issued an aggregate of 8,200,000 shares of our common stock to our President and Chief Executive Officer for aggregate proceeds of $8,200, at a per share price of $0.001.

•	In January 2005, we sold and issued 920,000 shares of our common stock to six investors for aggregate proceeds of $1,420, at a per share price of $0.0015.

•	In February 2005, we sold and issued a total of 200,000 shares of our common stock to two investors for aggregate proceeds of $100,000, at a per share price of $0.50.

•	In July 2005, we sold and issued a total of 100,000 shares of our common stock to one investor for aggregate proceeds of $50,000, at a per share price of $0.50.

•	In August 2005, we sold and issued a total of 100,000 shares of our common stock to one investor for aggregate proceeds of $50,000, at a per share price of $0.50.

•	In October 2005, we issued a total of 50,000 shares of our common stock in connection with services rendered to us by a consultant.

•	In October 2005, we sold and issued a total of 237,333 shares of our common stock through the exercise of an employee stock option for aggregate proceeds of $237, at a per share price of $0.001.

•	In December 2005, we sold and issued a total of 100,000 shares of our common stock to two investors for aggregate proceeds of $50,000, at a per share price of $0.50.

•	In January 2006, we issued a total of 10,000 shares of our common stock in connection with services rendered to us by a consultant.

•
In November 2006, in exchange for the cancellation and retirement of $248,825 of liabilities owed by us to our President and Chief Executive Officer, we sold and issued a total of 765,615 shares of our then newly-created Series A preferred stock, at a per share price of $0.325.

•	During the first quarter of 2007, we issued a total of 146,833 shares of our common stock in connection with services rendered to us by certain consultants.

•	In September 2007, we sold and issued a total of 166,667 shares of our common stock to one investor for aggregate proceeds of $25,000, at a per share price of $0.15.

•	In January 2008, we issued and sold a total of 300,000 shares of our common stock to one investor for aggregate proceeds of $45,000, at a per share price of $0.15.

•
In January 2008, we issued and sold a total of 4,345,320 shares of our common stock to investors (including certain consultants in exchange for services rendered) for aggregate proceeds of approximately $622,000, at an average per share price of $0.143.

•	During the first quarter of 2008, we issued a total of 148,333 shares of our common stock in connection with services rendered to us by certain consultants.

•
In March 2008, in connection with the conversion of an aggregate of $167,495 in indebtedness owed to nine holders under certain outstanding convertible promissory notes to which our company is party, we issued an aggregate of 1,488,848 shares of our common stock, at a per share price of $0.1125.

•	In April 2008, we sold and issued a total of 25,000 shares of our common stock through the exercise of an employee stock option for aggregate proceeds of $25, at a per share price of $0.001.

•	During the second quarter of 2008, we issued a total of 145,000 shares of our common stock in connection with services rendered to us by certain consultants.

•
In May 2008, William Patridge, our President and Chief Executive Officer, converted 765,615 shares of our Series A convertible preferred stock, at an exchange ratio of 1:10, into 7,656,150 shares of our common stock. The 765,615 shares of Series A convertible preferred stock were issued to Mr. Patridge on November 10, 2006, in exchange for the retirement and cancellation of certain liabilities of our company previously owed to him.

ITEM 11.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, par value $0.001 per share. We are registering shares of our common stock under this amended Form 10.

Common Stock

As of September 5, 2008, there were 24,339,484 shares of our common stock issued and outstanding. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of legally available assets at such times and in such amounts as our Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized.

Our common stock is not subject to conversion or redemption and holders of common stock are not entitled to preemptive rights. Upon the liquidation, dissolution or winding up of the Company, the remaining assets legally available for distribution to stockholders, after payment of claims of creditors and payment of liquidation preferences, if any, on outstanding preferred stock, are distributable ratably among the holders of common stock and any participating preferred stock outstanding at that time. Each outstanding share of common stock is fully paid and nonassessable. Our Board of Directors has the authority to issue authorized but unissued shares of common stock without any action by our stockholders.

Anti-Takeover Effects of Certain Provisions of Nevada State Law

We may be, or in the future, become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation.

The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, the control share law does not govern their shares.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights, is entitled to demand fair value for such stockholder’s shares.

Nevada’s control share law may have the effect of discouraging takeovers of the corporation. In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations, and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to discourage parties interested in taking control of the company from doing so if it cannot obtain the approval of our board of directors.

Transfer Agent

Our transfer agent is Integrity Stock Transfer, 3027 E. Sunset Road - Suite 103, Las Vegas, Nevada 89120. The telephone number is (702) 317-7757, and facsimile number is (702) 796-5650.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Company’s Articles of Incorporation provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Company’s Bylaws provide that the Company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with their service to the Company.

The Nevada Revised Statutes also permits a corporation, and our Articles of Incorporation and Bylaws therefore permit the company to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or our agent, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not we have the authority to indemnify them against such liability and expenses.

However, nothing in our charter or bylaws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject because of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See financial statements attached below.

WHERE YOU CAN FIND MORE INFORMATION

We have filed this amended registration statement on Form 10 with the Securities and Exchange Commission (“SEC”) with respect to the shares of our common stock. We are not required to deliver an annual report to security holders and do not intend to voluntarily send an annual report, including audited financial statements. Upon effectiveness of this registration statement on Form 10, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. You may review a copy of this registration statement on Form 10, and all other reports we may file in the future with the SEC, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet web site maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

ecoSolutions Intl
295 East Main Street, Suite 1
Ashland, Oregon 97520
Attention: Corporate Secretary

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

The following documents are furnished as exhibits to this Form 10.

Number	Exhibit
3.1	Amended and Restated Articles of Incorporation (as amended)[1]
3.2	Bylaws[1]
4.1	Specimen Common Stock Certificate[1]
10.1	2007 Equity Incentive Plan[1]
10.2	Letter of Intent, dated as of February 8, 2007, between Vinyl Trends, Inc. and 360 Interchange, Inc[1]
10.3	Distribution Agreement, dated April 1, 2008, between 360 Interchange, Inc. and DISTRIBUTOR.1*
10.4	Distribution Agreement, dated August 1, 2007, between 360 Interchange, Inc. and DISTRIBUTOR.1*
10.5	Master Vendor Agreement, dated March 1, 2008, between 360 Interchange, Inc. and VENDOR.1*
10.6	Lease Agreement, dated August 1, 2006, between Main and Second Street LLC, and 360 Interchange, Inc.[1]
10.7	Promissory Note, dated as of December 31, 2007, issued by 360 Interchange, Inc. in favor of William Patridge[1]

1 Previously filed.
*   Certain portions of the agreement are subject to a confidential treatment request, which the registrant filed with the Securities and Exchange Commission on July 31, 2008. The specific portions of the agreement subject to the confidential treatment request are noted in the body of the agreement, and have been redacted for purposes of this filing. The Commission has received an un-redacted copy of the agreement in connection with the confidential treatment request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ECOSOLUTIONS INTL

Date: September 10, 2008	By:	/s/ WILLIAM PATRIDGE
William Patridge
Chief Executive Officer and President

ecoSolutions Intl
(Formerly 360 Interchange, Inc.)

Financial Statements

Years Ended December 31, 2007 and 2006

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Table of Contents Years Ended December 31, 2007 and 2006

Page

Report of Independent Registered Public Accounting Firm	F-3

Financial Statements:
Balance Sheets	F-4
Statements of Operations	F-5
Statements of Stockholders’ Deficit	F-6
Statements of Cash Flows	F-7
Notes to Financial Statements	F-8 - F-23

Report of Independent Registered Public Accounting Firm

Board of Directors
ecoSolutions Intl (Formerly 360 Interchange, Inc.)
Ashland, Oregon

We have audited the accompanying balance sheets of ecoSolutions Intl (Formerly 360 Interchange, Inc.) as of December 31, 2007 and 2006 and the related statements of operations, stockholders’ deficit and cash flows for the years ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to, nor were we engaged to perform, an audit of its internal control over financing reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ecoSolutions Intl (Formerly 360 Interchange, Inc.) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a net loss of $1,507,952 and a working capital deficiency of $824,884 and has an accumulated deficit of $3,590,564. The foregoing matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 of the accompanying financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Stonefield Josephson, Inc.
Los Angeles, California
April 28, 2008

ecoSolutions Intl (Formerly 360 Interchange, Inc.)
Balance Sheets

	December 31,	December 31,
	2007	2006
Assets

Current assets:
Cash	$10,755	$77,621
Accounts receivable	100,351	–
Finished goods inventory	20,250	8,810
Prepaid expenses and advances	112,697	11,538

Total current assets	244,053	97,969

Property and equipment, net of accumulated depreciation	85,862	83,271
Accounts receivable non-current (related party - see Note 6)	21,271	14,753
Security deposits	4,871	4,578

	$356,057	$200,571

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable (related party balances $40,281 and $7,677, respectively - see Note 6)	$177,312	$75,132
Accrued liabilities	277,993	74,187
Customer deposits liability	14,726	6,240
Accrued payroll - officer/stockholder	105,000	21,000
Current portion of loans and interest payable ($407,200 at December 31, 2007 and $8,925 at December 31, 2006 owed to related parties)	493,906	31,164

Total current liabilities	1,068,937	207,723

Loans and interest payable, including $1,818,535 and $1,160,566 for related parties at December 31, 2007 and 2006, respectively, less current portion	2,078,851	1,452,402

Total liabilities	3,147,788	1,660,125

Stockholders’ deficit:
Convertible preferred stock, par value $.001; convertible 10 common for 1 preferred; 20,000,000 shares authorized; 765,615 shares issued and outstandig at December 31, 2007 and 2006	766	766
Common stock, par value $.001; 100,000,000 shares authorized; 10,337,500 and 9,982,333 shares issued and outstanding at Decemeber 31, 2007 and 2006, respectively	10,338	9,982
Additional paid-in capital	787,729	612,310
Accumulated deficit	(3,590,564)	(2,082,612)

Total stockholders’ deficit	(2,791,731)	(1,459,554)

	$356,057	$200,571

The accompanying notes are an integral part of these financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.)
Statements of Operations

	Year Ended December 31, 2007	Year Ended December 31, 2006

Gross sales	$439,397	$1,390,645
Sales commissions	-	26,292
Shipping revenue	69,826	-
Services income from related party	6,000	7,500

Total revenues	515,223	1,424,437

Cost of goods sold	463,343	1,232,945

Gross profit	51,880	191,492

Selling, general and administrative expenses:
Payroll and benefits	610,294	479,327
Other selling, general and administrative expense	753,713	555,391

Total selling, general and administrative expenses	1,364,007	1,034,718

Operating loss	(1,312,127)	(843,226)

Interest expense, net	195,825	106,356

Other expense	-	7,050

Net loss	$(1,507,952)	$(956,632)

Net loss per share, basic and diluted	$(0.15)	$(0.10)

Weighted average shares used in per share calculations:
Basic and diluted	10,199,224	9,979,525

The accompanying notes are an integral part of these financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.)
Statements of Stockholders' Deficit
Years Ended December 31, 2007 and 2006

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2005	-	$-	9,907,333	$9,907	$271,378	$(1,125,980)	$(844,695)

Issuance of common stock for services	-	-	75,000	75	40,996	-	41,071

Stock option compensation expense	-	-	-	-	51,877	-	51,877

Issuance of preferred stock	765,615	766	-	-	248,059	-	248,825

Net loss	-	-	-	-	-	(956,632)	(956,632)

Balance at December 31, 2006	765,615	766	9,982,333	9,982	612,310	(2,082,612)	(1,459,554)

Issuance of common stock for cash	-	-	166,667	167	24,833	-	25,000

Issuance of common stock for services	-	-	188,500	189	39,631	-	39,820

Stock option compensation expense	-	-	-	-	110,955	-	110,955

Net loss	-	-	-	-	-	(1,507,952)	(1,507,952)

Balance at December 31, 2007	765,615	$766	10,337,500	$10,338	$787,729	$(3,590,564)	$(2,791,731)

The accompanying notes are an integral part of these financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.)
Statements of Cash Flows
Increase (Decrease) in Cash

	Year Ended December 31, 2007	Year Ended December 31, 2006
Cash flows used for operating activities:
Net loss	$(1,507,952)	$(956,632)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	22,362	19,857
Issuance of common stock for services	39,820	41,071
Stock option compensation expense	110,955	51,877

Changes in assets and liabilities:
(Increase) in assets:
Accounts receivable	(106,869)	(2,975)
Finished goods inventory	(11,440)	(8,810)
Prepaid expenses and advances	(101,159)	(7,450)
Security deposits	(293)	-

Increase in liabilities:
Accounts payable and accrued liabilities	389,985	143,446
Customer deposits liability	8,486	6,240

Net cash used for operating activities	(1,156,105)	(713,376)

Cash flows used for investing activities:
Acquisition of property and equipment	(24,953)	(7,174)

Cash flows provided by financing activities:
Borrowings on notes payable	1,089,192	777,191
Proceeds from issuance of stock	25,000	-

Net cash provided by financing activities	1,114,192	777,191

Net increase (decrease) in cash	(66,866)	56,641
Cash, beginning of year	77,621	20,980

Cash, end of year	$10,755	$77,621

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$61,058	$41,130

Supplemental disclosure of non-cash financing activities:
Conversion of short-term liabilities to preferred stock	$-	$(248,825)

Reclassification of automobiles and loans payable	$-	$(8,502)

The accompanying notes are an integral part of these financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies:

Business Organization

ecoSolutions Intl (formerly 360 Interchange, Inc.) (the “Company”) was founded on July 24, 2004 as an Oregon corporation. The Company reincorporated in Nevada on January 3, 2005. No discontinuance of Company operations occurred during this period. On March 17, 2008, the Company changed its name to ecoSolutions Intl.

Business Activity

The Company sources products from overseas, selling to various retailers, distributors or manufacturing customers located in the United States or overseas. Through December 31, 2007, the Company’s product sourcing has originated from Asia, with major product categories of wood flooring products and foam products such as yoga mats. The Company has developed exclusive business arrangements with certain Asian companies, including marketing eco-friendly products as a focus of its product line.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate carrying values of such amounts.

Going Concern and Basis of Presentation

The financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $1,507,952 for the year ended December 31, 2007. The Company had a working capital deficiency of $824,884 and an accumulated deficit of $3,590,564 as of December 31, 2007. Those factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. Management’s intention is set forth in a business plan which assumes increased operating revenues and additional financing. The ability of the Company to continue as a going concern is dependent on the plan’s success, as well as, achieving profitable operations in the future. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Certain reclassifications have been made to prior years to conform to the current year presentation. These changes include the reclassification of related party accounts receivable from current assets to non-current assets due to management's assessment of the timing of the collect ability of the receivable.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies (Continued):

Revenue Recognition

Revenue is recognized when title passes from the Company to the customer, generally when product is received by the customer, using F.O.B. destination terms. Accounts receivables are presented at the amounts collected for which no reserves have historically been required. No amount of receivables serves as collateral for borrowings.

In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, beginning in January 2006 with orders booked, the Company began acting as a principal in the revenue transactions, assuming the risks and reward of ownership until a sale is complete by assuming general inventory and credit risks, being the primary obligor in the transaction and having latitude in establishing price and supplier selection as set forth in EITF 99-19.

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), as amended. SAB 104 requires that the following four basic criteria must be met before revenue can be recognized: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed and determinable; and 4) collectibility is reasonably assured.

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” freight income is recognized in the period when gross sales are recognized, for those customer orders where the Company charges the customer for delivery of their products.

The Company does not have rights of product returns with its customers, however the return of products, which are non-conforming would be replaced. The Company does not provide for product warranties.

Fees are also generated for management services provided to Patridge & Company of Nevada, LLC, a company in which William Patridge, President, Chairman and principal stockholder of the Company is the managing member. These fees are recognized monthly when the services occur. Since these management services do not contribute materially to our profitability, we do not consider these services to be a distinct line of business for our company.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies (Continued):

Cash

For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Inventory

Inventory consists of finished goods including freight and is valued at the lower of cost (weighted average method) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated lives of major classes of property and equipment are automobiles (6 years), computer equipment, telephone equipment, camera equipment and computer software (3 to 4 years) and furniture and fixtures and leasehold improvements (10 years). The Company has no betterments or renewals. Repairs and maintenance is expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies (Continued):

Stock-Based Compensation

Commencing January 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment” (“SFAS 123R”), which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on fair values. The effect on net income upon adoption of SFAS 123R was not materially different than as reported if the fair-value-based method had been applied to all outstanding and unvested awards.

Comprehensive Loss

Comprehensive loss consists of net loss and other gains and losses affecting stockholders equity that, under generally accepted accounting principles, are excluded from net loss in accordance with SFAS No. 130, "Reporting Comprehensive Income” (FAS No. 130). The Company, however, does not have any components of other comprehensive loss as defined by SFAS No. 130. For the years ended December 31, 2007 and 2006, comprehensive income consists only of net income and, therefore, a Statement of Other Comprehensive Loss has not been included in these financial statements.

Advertising

Advertising costs are expensed as incurred and totaled $3,588 in 2007, and $6,124 in 2006.

Shipping and Handling Charges

For customers whom the Company arranges shipping and handling charges, these charges are included in costs of goods sold in accordance with EITF 00-10.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements.  The Statement applies whenever other statements require or permit assets or liabilities to be measured at fair value.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact this Statement will have on the financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies (Continued):

New Accounting Pronouncements (Continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact this Statement will have on the financial statements.

SFAS No. 141 (Revised 2007), Business Combinations. On December 4, 2007, the FASB issued FASB Statement No. 141 (Revised 2007). Under Statement 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Statement 141R will change the accounting treatment for certain specific items, including: acquisition costs will be generally expensed as incurred; non-controlling interests (formerly known as "minority interests" -- see Statement 160 discussion below) will be valued at fair value at the acquisition date; acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. Statement 141R also includes a substantial number of new disclosure requirements. Statement 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. While the Company has had no such business combinations in the past, it may pursue business combinations which would be effected by SFAS No. 141R.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies (Continued):

New Accounting Pronouncements (Continued)

SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. On December 4, 2007, the FASB issued FASB Statement No. 160. Statement 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a Non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. Statement 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the Non-controlling equity investment on the deconsolidation date. Statement 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. Statement 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Because the Company has no such arrangements currently, the adoption of this principle will not have a material impact on the Company's financial statements.

EITF Issue No. 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. Issue No. 07-1 discusses how costs incurred and revenue generated on sales to third parties are reported in the income statements of the partners to a collaborative arrangement, how sharing payments made to, or received by, a partner in a collaborative arrangement are presented in the recipient's and payor's income statements, and what disclosures the partners to a collaborative arrangement should provide in the notes to their financial statements. The Company currently has no such arrangements.

On March 19, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an Amendment of FASB Statement 133. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The adoption of this principle will not have a material impact on the Company's financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies (Continued):

New Accounting Pronouncements (Continued)

In July 2006 the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes” An Interpretation of FASB Statement No. 109. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted FIN 48 effective January 1, 2007, and the provisions of FIN 48 will be applied to all income tax positions commencing from that date. The adoption of this principle will not have a material impact on the Company's financial statements.

(2)	Customer Concentrations:

Included in accounts receivable are $100,351 due from four customers at December 31, 2007 and $0 at December 31, 2006. Sales earned from these customers amounted to $199,189 for 2007.

(3)	Property and Equipment:

Property and equipment as of December 31, 2007 and 2006 consists of the following:

	2007	2006
Automobiles	$69,798	$50,714
Computer equipment	24,356	21,764
Furniture and fixtures	18,820	18,820
Computer software	12,503	11,488
Leasehold improvements	12,262	10,000
Camera equipment	1,578	1,578
Telephone equipment	1,284	1,284
	140,601	115,648
Less accumulated depreciation	54,739	32,377
	$85,862	$83,271

Depreciation expense amounted to $22,362 and $19,857 for 2007 and 2006, respectively. Automobiles with a net book value of $46,905 are collateralized against automobile loan balances of $49,923 as of December 31, 2007.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(4)	Income Taxes:

As of December 31, 2007, the Company has federal net operating losses of approximately $3,541,000 which expire through the year 2027. A deferred tax asset of approximately $1,346,000 has been completely offset by a valuation allowance due to uncertainties as to its future utilization.

The Company’s effective tax rate differed from the federal statutory income tax rate as follows for 2007 and 2006:

Federal statutory rate	34.0%
State tax, net of federal tax effect	4.0%
Valuation allowance	(38.0)%
Effective tax rate	0.0%

(5)	Loans Payable and Accrued Interest:

Loans payable and accrued interest as of December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Note payable to Patridge and Company, bearing interest at 7.9%, payable in monthly principal and interest installments of $2,962 beginning November 2006 through April 2007	$-	$8,925
Note payable including interest to William Patridge for funding of the Company bearing interest at 10.0% (which commenced accrual as of January 2006), due January 2010, payable as $380,000 in 2008, $894,268 in 2009 and $894,267 in 2010	2,168,535	1,160,566
Automobile loan payable, bearing interest at 5.3%, secured by automobile, payable in monthly principal and interest installments of $822, due June 2011	31,445	39,422
Automobile loan payable, bearing interest at 7.5%, secured by automobile, payable in monthly principal and interest installments of $321, due December 2013	18,477	-

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(5)	Loans Payable and Accrued Interest (Continued):

Southern Oregon Regional Economic Development, Inc. loan payable, bearing interest at 8.0%, secured by business asets and assets owned by William Patridge, the principal stockholder, payable in monthly principal and interest installments of $2,427 beginning September 2006, due August 2016	182,700	194,461
Convertible promissory notes including interest, bearing interest at 8.0%, payable in semi-annual interest installments, maturities due December 2008 through May 2009	171,600	80,192
	2,572,757	1,483,566
Less current portion	493,906	31,164
	$2,078,851	$1,452,402

During 2006, the note payable to Patridge & Company was restructured, in exchange for preferred stock granted to William Patridge (see Note 8). As of December 31, 2006, the balance due on this note is $8,925. This note was paid in full during 2007.

As of December 31, 2007, the note payable including interest to William Patridge was $2,168,535 for funding of the Company through 2007. This note began bearing interest at 10.0% on January 1, 2006 and is due January 2, 2010. Installment payments on this note are $45,000 beginning on March 31, 2008, $215,000 on June 30, 2008, $15,000 on each of the months ending in 2008 except March and June, $894,268 on January 2, 2009 and $894,267 on January 2, 2010. The Company extended the note payable to William Patridge for $1,160,566 that was due on January 1, 2008.

Convertible promissory notes of $165,000 were issued during December 2006 through May 2007. These notes bear interest at 8.0% and mature in two years from issue date. The notes contain a feature enabling the holder to convert the note, including accrued but unpaid interest if the holder of the note desires, to common stock of the Company. The conversion feature enables the holder to convert the notes to equity at the average stock price of the Company’s stock price, contingent upon the shares being listed on the Pink Sheets. The shares are convertible at a conversion price of 75% of the average selling price of the stock, as listed on the Pink Sheets, on the date the Company receives the request from the Lender. In accordance with Emerging Issues Task Force Abstract 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the beneficial conversion feature was determined to be approximately $41,250 at December 31, 2007 and $20,000 as of December 31, 2006. However, although measured at the date of commitment, as this feature is dependent on a future event, the beneficial conversion feature will be recorded at such time as the contingency is resolved. Conversion of the notes into common stock is elective and not mandatory.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(5)	Loans Payable and Accrued Interest (Continued):

In accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities and SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” such notes were conventional convertible and no separate derivative accounting was considered necessary.

The Company closed its Rule 504 offering in January 2008 (see Note 13), with an offering price of $0.15. The Lenders converted their notes on March 10, 2008 (see Note 13) at 25% less than the listed price of $0.15.

The aggregate maturities of long-term debt at December 31, 2007 were as follows:

Year ending December 31,
2008	$493,906
2009	1,007,273
2010	924,323
2011	27,280
2012	24,270
Thereafter	95,705
$2,572,757

(6)	Related Party Transactions:

The Company’s office business facility located in Ashland, Oregon is owned by Main and Second Street LLC, a company which William Patridge, Chairman, President and principal stockholder of the Company is sole managing member and is not a variable interest entity per FIN 46R. Rent expense was accrued but not paid per agreement with William Patridge since inception through December 31, 2007. The Company has not paid any rents for this office space through December 31, 2007. The liability of $65,392 as of September 30, 2006 was exchanged for preferred stock issued to William Patridge (see Note 8). The monthly terms are set at a fixed price, which can increase with notification from Main and Second Street LLC. The rental agreement is not collateralized. The non-interest bearing liability to Main and Second Street LLC as of December 31, 2006 of $7,677 and $40,281 as of December 31, 2007 are classified as current liabilities and has not been determined to be a variable interest entity.
Fees for management services provided by the Company to Patridge & Company of Nevada, LLC are recorded as services income and recorded in non current accounts receivable as services are incurred. William Patridge is the managing member of Patridge & Company of Nevada, LLC. As of December 31, 2006, the non-current accounts receivable balance was $14,753 and fees earned for 2006 were $7,500. As of December 31, 2007, the non-current accounts receivable balance was $21,271 and fees earned for 2007 were $6,000. As of December 31, 2007, the amount past due over ninety days is $19,771. This non-interest bearing accounts receivable balance is classified as a non-current asset as a likelihood exists that collection over the next twelve months may not occur. However, the Company anticipates full collectability in the long term.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(6)	Related Party Transactions (Continued):

Company operations through December 31, 2007 have been funded by stock purchases, convertible promissory notes, outside loans, loans from William Patridge and operating activities. As of December 31, 2007, the Company has a note payable including accrued interest to William Patridge of $2,168,535 (see Note 5) bearing interest at 10.0% starting January, 2006. This note is due in installment payments from March 2008 through January 2010.

(7)	Leases:

The Company maintains an office in Shanghai, China that is obligated under a non-cancelable operating lease for office space that expires in July 2009. The office space in Ashland, Oregon, rented from Main and Second Street LLC, is on a month-to-month basis. The Company leases a company automobile with lease payments beginning November 2007 and ending October 2012. Total lease expense for all leases was $63,315 and $56,875 for 2007 and 2006, respectively.

The aggregate future minimum annual lease payments under non-cancelable operating leases as of December 31, 2007 were as follows:

Year ending December 31,
2008	$47,448
2009	35,713
2010	19,284
2011	19,284
2012	14,463
Thereafter	-
$136,192

(8) Convertible Preferred Stock:

On November 10, 2006, certain current liabilities owing (or balances outstanding) as of September 30, 2006, owed to William Patridge, Chairman, President and principal stockholder of the Company and his affiliated companies, were retired and converted to preferred stock. The articles of incorporation of the Company were restated on November 10, 2006 to authorize 100,000,000 shares of common stock and 20,000,000 shares of preferred stock, each having a $.001 par value. Each share of preferred stock may be converted into ten shares of common stock as fully paid and non-assessable common stock and carries ten to one voting rights. The rights and privileges of the convertible preferred stock include dividend rights and there are no liquidation preference or call preferences. The preferred stock does not carry any other rights other than the foregoing. In exchange for $248,825 of current liabilities owed to William Patridge and his affiliated companies, 765,615 shares of preferred stock were issued to William Patridge.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(8)	Convertible Preferred Stock (Continued):

In accordance with EITF Abstract 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Abstract 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the preferred shares had no beneficial conversion option and intrinsic value because they were issued at estimated fair market value at a point in time where there was no public trading vehicle for our common stock.

(9)	Stock Options:

The Company has granted non-qualified and incentive stock option agreements (the “Agreements”) to certain employees, advisors, consultants and board members. The Agreements provide for the grant of stock options, exercisable for shares of the Company’s common stock. During 2006, the Company granted options to purchase 952,000 shares of the Company’s common stock. These options were granted with an exercise price ranging from $0.15 to $0.50 per share. These options vest over three years and expire in five years. For the year ended December 31, 2006, no options were exercised and 999,667 options forfeited with 1,109,500 options still outstanding. In May 2007, the Board of Directors, by unanimous written consent, adopted the 2007 Equity Incentive Plan and Incentive Stock Option agreement. During 2007, the Company granted options to purchase 1,675,000 shares of the Company’s common stock. These options were granted with an exercise price of $0.15 per share. These options vest over three years and expire in five years. For the year ended December 31, 2007, no options were exercised and 60,000 options forfeited with 2,724,500 options still outstanding.

A summary is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number	Exercise	Contractual
	of shares	Price	Life
Balance at December 31, 2005	1,157,167	$.188	4.20
Granted	952,000	$.375
Exercised	-	-
Forfeited	(999,667)	.238
Balance at December 31, 2006	1,109,500	$.303	4.13
Granted	1,675,000	$.150
Exercised	-	-
Forfeited	(60,000)	.267
Balance at December 31, 2007	2,724,500	$.210	3.74
Exercisable at December 31, 2007	552,663	$.298	2.84

At December 31, 2007, the weighted average remaining contractual life of outstanding options is 3.74 years.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(9)	Stock Options (Continued):

Commencing January 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment” (“SFAS 123R”), which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on fair values.

Under SFAS 123R, forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. The Company utilized a 10% forfeiture rate. For the year ended December 31, 2006, the Company recognized $51,877 of stock option expense. As of December 31, 2006, there was $164,687 of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under existing stock option plans. The total fair value of shares vested and unvested as of December 31, 2006 was $231,107, of which $72,984 is attributed to employee options. For the year ended December 31, 2007, the Company recognized $110,955 of stock option expense. As of December 31, 2007, there was $222,252 of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under existing stock option plans. The total fair value of shares vested and non vested as of December 31, 2007 was $399,626, of which $184,096 is attributed to employee options. There was no intrinsic value calculated for the options.

The fair value of employee options granted was estimated using the Black Scholes option-pricing model. These same assumptions are also used in applying the Black Scholes option-pricing model for any stock based option compensation paid to non-employees. The fair value of options at the date of grant and the assumptions utilized are indicated in the following table:

	2007	2006
Weighted average of fair value at date of grant for options granted during the period	$.150	$.375

Risk-free interest rates	3.10%-5.10%	4.30%-4.90%
Expected option life in years	5	5
Expected stock price volatility	100.0%	100.0%
Expected dividend yield	-	-

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(9)	Stock Options (Continued):

The following summarizes the activity of the Company’s non-vested options for the year ended December 31, 2007.

		Weighted
		Average
		Exercise
	Shares	Price
Non vested at December 31, 2006	942,000	$.303
Granted	1,675,000.150
Vested	(358,163)	.296
Forfeited	(60,000)	.267

Non vested at December 31, 2007	2,198,837	$.189

(10)	Shares Granted for Services:

Certain shares granted to consultants for services provided to the Company as independent contractors are restricted under a “Restricted Stock Agreement” established January 11, 2005. These shares are subject to forfeiture over the annual anniversary date of each three year period of the agreement if the Board of Directors determines that the consultant is no longer assisting the Company. In that case, such shares shall be returned to the Company for cancellation. If the Board of Directors determines that the consultant is assisting the Company over the annual anniversary date of each three year period, the consultant shall acquire an unrestricted right to one-third of the shares of stock. As of December 31, 2007, a total of 245,000 restricted shares had been granted. Compensation expense for services performed during 2007 and 2006 was $6,598 and $18,238, respectively. As of December 31, 2007 and 2006, accrued liabilities of $6,062 and $17,259, respectively, existed for shares to be issued the following January upon approval by the Board for the issuance of the shares. Shares issued during 2007 and 2006 were 41,667 and 65,000, respectively. The 41,667 shares for services provided during 2007 will be issued in January 2008.

Services provided by consultants outside of the “Restricted Stock Agreement” were recorded as compensation expense during 2007 and 2006 of $9,525 and $21,071 respectively. Shares issued for such services during 2007 and 2006 were 146,833 and 10,000 respectively.

The fair market value of common stock used in the above calculations was determined based on the average price of the stock received from private investors during those timeframes and the Rule 504 offering price (see Note 13).

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(11)	Loss per Share:

The Company has adopted Statement of Financial Accounting Standards No. 128, “Earnings per Share” (SFAS No. 128). SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, such as stock options, warrants or convertible securities. Loss per share is computed as net loss divided by the weighted average of common shares outstanding for the period, as follows:

	2007	2006

Net loss available to common stockholders	$(1,507,952)	$(956,632)

Weighted average common shares outstanding, basic and diluted	10,199,224	9,979,525

Basic and diluted loss per share	$(0.15)	$(0.10)

Common stock equivalents, consisting of stock options, preferred stock, convertible promissory notes and restricted stock totaling in the aggregate 9,364,484 and 8,690,595 share equivalents for the years ending December 31, 2007 and 2006 respectively, were not included in the computation of diluted earnings per share, as their inclusion would be anti-dilutive.

(12)	Guarantees:

Common stock purchased by one investor in the amount of $50,000 is guaranteed by William Patridge. If the value of this investment is devalued or lost, under the agreement with William Patridge, the investor is entitled to recover the initial investment value through personal or other funds of William Patridge.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Financial Statements Years Ended December 31, 2007 and 2006

(13)	Subsequent Events:

On January 3, 2008, the loan balance with Southern Oregon Regional Economic Developments, Inc of $182,700 was paid off by William Patridge. The Company’s liability to Southern Oregon Regional Economic Developments, Inc decreased to zero on that date with the liability owed to William Patridge increased by $184,164, representing the principal balance of $182,700 plus additional accrued interest to payoff the balance.

On January 25, 2008, the Company closed its Rule 504 offering raising gross proceeds of $621,798 through 64 investors. This offering, which was approved by the state of Nevada on January 24, 2007 with additional registration approvals by qualification in the state of New York on March 16, 2007 and the state of Oregon on April 19, 2007, enabled the Company to offer common stock for purchase, within the terms of the Rule 504 filing. The Company was allowed to raise a minimum of approximately $500,000 with a maximum of approximately $1,000,000, which is the maximum allowed under Rule 504. Shares were offered at $0.15 per share, with a total of 4,345,320 shares issued under Rule 504 during 2008.

On March 10, 2008, the Company converted $167,495 convertible promissory notes into common stock of the Company. This represented principal balances of $165,000 plus accrued interest of $2,495. The number of shares issued to the holders was 1,488,848, representing shares converted at 75% of the estimated fair market value of $0.15 per share or $.1125 per share. Upon conversion on that date, the convertible promissory notes were cancelled.

The Company received approval from the state of Nevada to change its name from 360 Interchange, Inc. to ecoSolutions Intl effective on opening of business March 18, 2008.

On March 18, 2008, the Company received approval from the Financial Industry Regulatory Authority (FINRA) to quote its common stock on the Pink Sheets. On April 14, 2008, the National Association of Securities Dealers Automated Quotation System (NASDAQ) approved the Pink Sheets quoting of the Company’s new name, ecoSolutions Intl. The trading symbol assigned to the Company is ECOI.

As of April 28, 2008, the Company has not yet finalized terms related to a letter of intent signed on February 8, 2007 to purchase all shares of a converted unlimited liability corporation of Vinyl Trends, Inc, a Canadian company. Terms of the purchase were to include a combination of cash and Company stock. Vinyl Trends finishes and distributes products made out of foam and recycled foam material in Canada and the United States.

ecoSolutions Intl
(Formerly 360 Interchange, Inc.)

Condensed Financial Statements

Quarterly Period Ended March 31, 2008

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Table of Contents Quarterly Period Ended March 31, 2008

Page
Condensed Financial Statements:
Condensed Balance Sheets	F-26
Condensed Statements of Operations	F-27
Condensed Statements of Stockholders’ Deficit	F-28
Condensed Statements of Cash Flows	F-29
Notes to Condensed Financial Statements	F-30 - F-43

ecoSolutions Intl (Formerly 360 Interchange, Inc.)
Condensed Balance Sheets

	March 31,	December 31,
	2008	2007
Assets	(Unaudited)

Current assets:
Cash	$243,417	$10,755
Accounts receivable	357,530	100,351
Finished goods inventory	8,969	20,250
Prepaid expenses and advances	41,910	112,697

Total current assets	651,826	244,053

Property and equipment, net of accumulated depreciation	85,747	85,862
Accounts receivable non-current (related party - see Note 5)	22,770	21,271
Security deposits	4,871	4,871

	$765,214	$356,057

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable (related party balances of $40,281 - see Note 5)	$331,987	$177,312
Accrued liabilities	33,115	277,993
Customer deposits liability	7,200	14,726
Accrued payroll - officer/stockholder	105,000	105,000
Current portion of loans and interest payable (related party balances of $335,000 and $407,200, respectively)	346,110	493,906

Total current liabilities	823,412	1,068,937

Loans and interest payable, (including related party balances of $2,019,302 and $1,818,535, respectively, less current portion)	2,055,437	2,078,851

Total liabilities	2,878,849	3,147,788

Stockholders’ deficit:
Convertible preferred stock, par value $.001; convertible 10 common for 1 preferred; 20,000,000 shares authorized; 765,615 shares issued and outstanding at March 31, 2008 and December 31, 2007	766	766
Common stock, par value $.001; 100,000,000 shares authorized; 16,513,334 and 10,337,500 shares issued and outstanding at March 31, 2008 and December 31, 2007, respectively	16,513	10,338
Additional paid-in capital	1,602,610	787,729
Accumulated deficit	(3,733,524)	(3,590,564)

Total stockholders’ deficit	(2,113,635)	(2,791,731)

	$765,214	$356,057

The accompanying notes are an integral part of these condensed financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.)
Condensed Statements of Operations
(Unaudited)

	Three Months Ended
	March 31, 2008	March 31, 2007

Gross sales	$1,733,805	$18,098
Shipping revenue	24,294	4,070
Services income from related party	1,500	1,500

Total revenues	1,759,599	23,668

Cost of goods sold	1,376,206	20,212

Gross profit	383,393	3,456

Selling, general and administrative expenses:
Payroll and benefits	258,525	150,167
Other selling, general and administrative expense	168,378	198,801

Total selling, general and administrative expenses	426,903	348,968

Operating loss	(43,510)	(345,512)

Interest expense, net	99,450	37,950

Net loss	$(142,960)	$(383,462)

Net loss per share, basic and diluted	$(0.01)	$(0.04)

Weighted average shares used in per share calculations:
Basic and diluted	13,930,405	10,104,492

The accompanying notes are an integral part of these condensed financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.)
Condensed Statements of Stockholders' Deficit

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2006	765,615	$766	9,982,333	$9,982	$612,310	$(2,082,612)	$(1,459,554)

Issuance of common stock for cash	-	-	166,667	167	24,833	-	25,000

Issuance of common stock for services	-	-	188,500	189	39,631	-	39,820

Stock option compensation expense	-	-	-	-	110,955	-	110,955

Net loss	-	-	-	-	-	(1,507,952)	(1,507,952)

Balance at December 31, 2007	765,615	$766	10,337,500	$10,338	$787,729	$(3,590,564)	$(2,791,731)

Issuance of common stock for cash	-	-	4,645,320	4,645	563,333	-	567,978

Issuance of common stock for services	-	-	41,666	42	6,208	-	6,250

Stock option compensation expense	-	-	-	-	37,459	-	37,459

Conversion of promissory notes	-	-	1,488,848	1,488	207,881	-	209,369

Net loss	-	-	-	-	-	(142,960)	(142,960)

Balance at March 31, 2008 (Unaudited)	765,615	$766	16,513,334	$16,513	$1,602,610	$(3,733,524)	$(2,113,635)

The accompanying notes are an integral part of these condensed financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.)
Condensed Statements of Cash Flows
Increase (Decrease) in Cash
(Unaudited)

	Three Months Ended
	March 31, 2008	March 31, 2007
Cash flows used for operating activities:
Net loss	$(142,960)	$(383,462)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,335	5,244
Issuance of common stock for services	6,250	39,820
Stock option compensation expense	37,459	24,736
Convertible promissory note beneficial conversion feature	41,874	-

Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(258,678)	(2,148)
Finished goods inventory	11,281	(671)
Prepaid expenses and advances	70,787	(2,998)

Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(90,203)	6,143
Customer deposits liability	(7,526)	27,325

Net cash used for operating activities	(325,381)	(286,011)

Cash flows used for investing activities:
Acquisition of property and equipment	(6,220)	(3,846)

Cash flows provided by financing activities:
Borrowings (payments) on notes payable	(3,715)	285,439
Proceeds from issuance of common stock	567,978	-

Net cash provided by financing activities	564,263	285,439

Net increase (decrease) in cash	232,662	(4,418)
Cash, beginning of period	10,755	77,621

Cash, end of period	$243,417	$73,203

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$13,614	$9,685

Supplemental disclosure of non-cash financing activities:
Conversion of promissory notes to common stock	$167,495	$-

The accompanying notes are an integral part of these condensed financial statements.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(1)	Summary of Significant Accounting Policies:

Business Organization

ecoSolutions Intl (formerly 360 Interchange, Inc.) (the “Company”) was founded on July 24, 2004 as an Oregon corporation. The Company reincorporated in Nevada on January 3, 2005. No discontinuance of Company operations occurred during this period. On March 17, 2008, the Company changed its name to ecoSolutions Intl.

Business Activity

The Company sources products from overseas, selling to various retailers, distributors or manufacturing customers located in the United States or overseas. Through March 31, 2008, the Company’s product sourcing has originated from Asia, with major product categories of wood flooring products and foam products such as yoga mats. The Company has developed exclusive business arrangements with certain Asian companies, including marketing eco-friendly products as a focus of its product line.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate carrying values of such amounts.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(1)	Summary of Significant Accounting Policies (Continued):

Going Concern and Basis of Presentation

The condensed financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $142,960 for the three month period ended March 31, 2008. The Company had a working capital deficiency of $171,586 and an accumulated deficit of $3,733,524 as of March 31, 2008. Those factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. Management’s intention is set forth in a business plan which assumes increased operating revenues and additional financing. The ability of the Company to continue as a going concern is dependent on the plan’s success, as well as, achieving profitable operations in the future. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s operating results will fluctuate for the foreseeable future.  Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.  The results of operations for the period ended March 31, 2008 are not necessarily indicative of the results to be expected for any subsequent periods or for the entire fiscal year.

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 8-03 of Regulation S-X and therefore do not include all of the information and footnotes required by accounting principles accepted in the United States for comparable annual financial statements. In the opinion of the management of the Company, the accompanying unaudited condensed financial statements include all adjustments, including those that are normal and recurring considered necessary to present fairly the financial position as of March 31, 2008, and the results of operations for the period presented. Certain notes and other information have been condensed or omitted from the interim financial statements presented in this quarterly report. For further information, refer to the consolidated financial statements and the notes thereto for the year ended December 31, 2007.

Certain reclassifications have been made to prior years to conform to the current year presentation. These changes include the reclassification of related party accounts receivable from current assets to non-current assets due to management's assessment of the timing of the collect ability of the receivable

Other comprehensive net loss was equal to total net loss for both periods presented in the condensed statements of operations.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(1)	Summary of Significant Accounting Policies (Continued):

Revenue Recognition

Revenue is recognized when title passes from the Company to the customer, generally when product is received by the customer, using F.O.B. destination terms. Accounts receivables are presented at the amounts collected for which no reserves have historically been required. No amount of receivables serves as collateral for borrowings.

In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, beginning in January 2006 with orders booked, the Company began acting as a principal in the revenue transactions, assuming the risks and reward of ownership until a sale is complete by assuming general inventory and credit risks, being the primary obligor in the transaction and having latitude in establishing price and supplier selection as set forth in EITF 99-19.

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), as amended. SAB 104 requires that the following four basic criteria must be met before revenue can be recognized: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed and determinable; and 4) collectibility is reasonably assured.

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” freight income is recognized in the period when gross sales are recognized, for those customer orders where the Company charges the customer for delivery of their products.

The Company does not have rights of product returns with its customers, however the return of products, which are non-conforming would be replaced. The Company does not provide for product warranties.

Fees are also generated for management services provided to Patridge & Company of Nevada, LLC, a company in which William Patridge, President, Chairman and principal stockholder of the Company is the managing member. These fees are recognized monthly when the services occur. Since these management services do not contribute materially to our profitability, we do not consider these services to be a distinct line of business for our company.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(1)	Summary of Significant Accounting Policies (Continued):

Cash

For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Inventory

Inventory consists of finished goods including freight and is valued at the lower of cost (weighted average method) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated lives of major classes of property and equipment are automobiles (6 years), computer equipment, telephone equipment, camera equipment and computer software (3 to 4 years) and furniture and fixtures and leasehold improvements (10 years). The Company has no betterments or renewals. Repairs and maintenance is expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(1)	Summary of Significant Accounting Policies (Continued):

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an Interpretation of FASB Statement No. 109. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted FIN 48 effective January 1, 2007, and the provisions of FIN 48 will be applied to all income tax positions commencing from that date. The adoption of this principle did not have a material impact on the Company's financial statements.

Stock-Based Compensation

Commencing January 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment” (“SFAS 123R”), which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on fair values. The effect on net income upon adoption of SFAS 123R was not materially different than as reported if the fair-value-based method had been applied to all outstanding and unvested awards.

Advertising

Advertising costs are expensed as incurred and totaled $0 and $2,147 for the three months ending March 31, 2008 and 2007, respectively.

Shipping and Handling Charges

For customers whom the Company arranges shipping and handling charges, these charges are included in costs of goods sold in accordance with EITF 00-10.

Segment Reporting:

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS131”), establishes standards for reporting information on operating segments in interim and annual financial statements. In accordance with this guidance, the Company has determined that it has one operating segment. The company has historically sold wood flooring, foam underlayment for flooring and yoga mats and is in the process of transitioning to selling eco-friendly plastic alternatives. The chief operating decision makers review the Company’s operating results on a consolidated basis, discrete financial information is not available for each product line and the operations are managed as a single operating segment.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(2)	Customer Concentrations:

Included in accounts receivable are $357,528 due from two customers at March 31, 2008 and $100,351 due from four customers at December 31, 2007. Sales earned from these customers amounted to $1,645,814 for the three month period ended March 31, 2008 and $199,189 for 2007.

(3)	Property and Equipment:

Property and equipment as of March 31, 2008 and December 31, 2007 consists of the following:
	(Unaudited)
	March 31,	December 31,
	2008	2007
Automobiles	$69,798	$69,798
Computer equipment	29,641	24,356
Furniture and fixtures	19,050	18,820
Computer software	12,809	12,503
Leasehold improvements	12,262	12,262
Camera equipment	1,578	1,578
Telephone equipment	1,683	1,284
	146,821	140,601
Less accumulated depreciation	61,074	54,739
	$85,747	$85,862

Depreciation expense amounted to $6,335 and $5,244 for the three months ended March 31, 2008 and 2007, respectively. Automobiles with a net book value of $43,997 are collateralized against automobile loan balances of $47,245 as of March 31, 2008.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(4)	Loans Payable and Accrued Interest:

Loans payable and accrued interest as of March 31, 2008 and December 31, 2007 are summarized as follows:

	(Unaudited)
	March 31,	December 31,
	2008	2007
Note payable including interest to William Patridge for funding of the Company bearing interest at 10.0% (which commenced accrual as of January 2006), due January 2010, payable as $380,000 in 2008, $894,268 in 2009 and $1,080,034 in 2010	2,354,302	2,168,535

Automobile loan payable, bearing interest at 5.3%, secured by automobile, payable in monthly principal and interest installments of $822, due June 2011	29,385	31,445

Automobile loan payable, bearing interest at 7.5%, secured by automobile, payable in monthly principal and interest installments of $321, due December 2013	17,860	18,477

Southern Oregon Regional Economic Development, Inc. loan payable, bearing interest at 8.0%, secured by business assets and assets owned by William Patridge, the principal stockholder, payable in monthly principal and interest installments of $2,427 beginning September 2006, due August 2016	-	182,700

Convertible promissory notes including interest, bearing interest at 8.0%, payable in semi-annual interest installments, maturities due December 2008 through May 2009	-	171,600
	2,401,547	2,572,757
Less current portion	346,110	493,906
	$2,055,437	$2,078,851

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(4)	Loans Payable and Accrued Interest (Continued):

As of March 31, 2008, the note payable including interest to William Patridge was $2,354,302 for funding of the Company. This note began bearing interest at 10.0% on January 1, 2006 and is due January 2, 2010. Installment payments on this note are $45,000 paid on March 31, 2008, $215,000 due on June 30, 2008, $15,000 due on each of the months ending in 2008 except March and June, $894,268 due on January 2, 2009 and $894,267 due on January 2, 2010. Additional loans provided by Patridge and accrued interest earned during the first quarter of 2008 of $185,767 will be due on January 2, 2010. The Company extended the note payable to William Patridge for $1,160,566 that was due on January 1, 2008.

On January 3, 2008, the loan balance with Southern Oregon Regional Economic Developments, Inc (SOREDI) of $182,700 was paid off by William Patridge. The Company’s liability to SOREDI decreased to zero on that date with the liability owed to William Patridge increased by $184,164, representing the principal balance of $182,700 plus additional accrued interest to payoff the balance.

Convertible promissory notes of $165,000 were issued during December 2006 through May 2007. These notes bear interest at 8.0% and mature in two years from issue date. The notes contain a feature enabling the holder to convert the note, including accrued but unpaid interest if the holder of the note desires, to common stock of the Company. The conversion feature enables the holder to convert the notes to equity at the average stock price of the Company’s stock price, contingent upon the shares being listed on the Pink Sheets. The shares are convertible at a conversion price of 75% on the date the Company receives the request from the Lender. On March 10, 2008, all Lenders converted their note holdings aggregating $167,495 into common stock of the Company. This represented principal balances of $165,000 plus accrued interest of $2,495. The number of shares issued to the holders was 1,488,848, representing shares converted at 75% of the estimated fair market value of $0.15 per share or $.1125 per share. Upon conversion on that date, the convertible promissory notes were cancelled. In accordance with Emerging Issues Task Force Abstract 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” at the time of issuance, the beneficial conversion feature was calculated but not recorded as this feature was dependent on a future event. On the date of conversion when the future event contingency was resolved, the beneficial conversion feature of $41,874 was recorded as a charge to interest expense and an increase to additional paid in capital.

In accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and EITF 05-02 “Meaning of Conventional Convertible Debt Instrument in Issue No. 00-19,” such notes were conventional convertible and no separate derivative accounting was considered necessary.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(4)	Loans Payable and Accrued Interest (Continued):

The aggregate maturities of long-term debt at March 31, 2008 were as follows:

Year ending December 31,
2008	$343,272
2009	905,868
2010	1,137,325
2011	8,040
2012	3,435
Thereafter	3,607
$2,401,547

(5)	Related Party Transactions:

The Company’s office business facility located in Ashland, Oregon is owned by Main and Second Street LLC, a company which William Patridge, Chairman, President and principal stockholder of the Company is sole managing member and is not a variable interest entity per FIN 46R. Rent expense was accrued but not paid per agreement with William Patridge since inception through December 31, 2007. Beginning January 1, 2008, the Company has begun to pay the monthly rent due. The monthly terms are set at a fixed price, which can increase with notification from Main and Second Street LLC. The rental agreement is not collateralized. The non-interest bearing liability to Main and Second Street LLC as of March 31, 2008 and December 31, 2007 of $40,281 is classified as current liabilities and has not been determined to be a variable interest entity.

Fees for management services provided by the Company to Patridge & Company of Nevada, LLC are recorded as services income and recorded in non-current accounts receivable as services are incurred. William Patridge is the managing member of Patridge & Company of Nevada, LLC. As of December 31, 2007, the non-current accounts receivable balance was $21,271 and fees earned for 2007 were $6,000. As of March 31, 2008, the non-current accounts receivable balance was $22,770 and fees earned for the three months ended March 31, 2008 were $1,500. As of March 31, 2008, the amount past due over ninety days is $21,270. This non-interest bearing accounts receivable balance is classified as a non-current asset as a likelihood exists that collection over the next twelve months may not occur. However, the Company anticipates full collectability in the long term.

Company operations through March 31, 2008 have been funded by common stock purchases, convertible promissory notes, outside loans, loans from William Patridge and operating activities. As of December 31, 2007, the Company has a note payable including accrued interest to William Patridge of $2,168,535 bearing interest at 10.0% starting January, 2006. This note is due in installment payments beginning from March 2008 through January 2010. The payment of $45,000 due March 31, 2008 was paid by the Company. As of March 31, 2008, the note payable including accrued interest to William Patridge balance is $2,354,302 (see Note 4).

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(6)	Leases:

The Company maintains an office in Shanghai, China that is obligated under a non-cancelable operating lease for office space that expires in July 2009. The office space in Ashland, Oregon, rented from Main and Second Street LLC, is on a month-to-month basis. The Company leases a company automobile with lease payments beginning November 2007 and ending October 2012. Total lease expense for all leases was $19,632 and $14,040 for the three months ended March 31, 2008 and 2007, respectively.

The aggregate future minimum annual lease payments under non-cancelable operating leases as of March 31, 2008 were as follows:

Year ending December 31,
2008	$35,586
2009	35,713
2010	19,284
2011	19,284
2012	14,463
Thereafter	-
$124,330

(7)	Convertible Preferred Stock:

On November 10, 2006, certain current liabilities owing (or balances outstanding) as of September 30, 2006, owed to William Patridge, Chairman, President and principal stockholder of the Company and his affiliated companies, were retired and converted to preferred stock. The articles of incorporation of the Company were restated on November 10, 2006 to authorize 100,000,000 shares of common stock and 20,000,000 shares of preferred stock, each having a $.001 par value. Each share of preferred stock may be converted into ten shares of common stock as fully paid and non-assessable common stock and carries ten to one voting rights. The rights and privileges of the convertible preferred stock include dividend rights and there are no liquidation preference or call preferences. The preferred stock does not carry any other rights other than the foregoing. In exchange for $248,825 of current liabilities owed to William Patridge and his affiliated companies, 765,615 shares of preferred stock were issued to William Patridge.

In accordance with EITF Abstract 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF Abstract 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” the preferred shares had no beneficial conversion option and intrinsic value because they were issued at estimated fair market value at a point in time where there was no public trading vehicle for our common stock.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(8)	Stock Options:

The Company has granted non-qualified and incentive stock option agreements (the “Agreements”) to certain employees, advisors, consultants and board members. The Agreements provide for the grant of stock options, exercisable for shares of the Company’s common stock. In May 2007, the Board of Directors, by unanimous written consent, adopted the 2007 Equity Incentive Plan and Incentive Stock Option agreement. For the three month period ending March 31, 2008, the Company granted options to purchase 490,000 shares of the Company’s common stock. These options were granted with an exercise price of $0.15 per share. These options vest over three years and expire in five years. For the three month period ending March 31, 2008, no options were exercised and 60,000 options forfeited with 3,154,500 options outstanding.

A summary is as follows:
			Weighted
		Weighted	Average
		Average	Remaining
	Number	Exercise	Contractual
	of shares	Price	Life
Balance at December 31, 2007	2,724,500	$.210	3.74

Granted	490,000	$.150
Exercised	-	-
Forfeited	(60,000)	.084

Balance at March 31, 2008 (Unaudited)	3,154,500	$.203	3.66

Exercisable at March 31, 2008 (Unaudited)	769,665	$.247	2.99

Commencing January 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment” (“SFAS 123R”), which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on fair values.

Under SFAS 123R, forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. The Company utilized a 10% forfeiture rate. For the three month period ended March 31, 2008, the Company recognized $37,459 of stock option expense. As of March 31, 2008, there was $234,371 of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under existing stock option plans. The total fair value of shares vested and non vested as of March 31, 2008 was $449,164, of which $223,541 is attributed to employee options. There was no intrinsic value calculated for the options.

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(8)	Stock Options (Continued):

The fair value of options granted to employees was estimated using the Black Scholes option-pricing model. These same assumptions are also used in applying the Black Scholes option-pricing model for any stock based option compensation paid to non-employees. The fair value of options at the date of grant and the assumptions utilized are indicated in the following table:
(Unaudited)
Three Months
Ended March 31,
2008
Weighted average of fair value granted during the period	$.150

Risk-free interest rates	1.71%-2.12%
Expected option life in years	5
Expected stock price volatility	100.0%
Expected dividend yield	-

The following summarizes the activity of the Company’s non vested options for the three month period ended March 31, 2008.

		Weighted
		Average
		Exercise
	Shares	Price
Non vested at December 31, 2007	2,198,837	$.189
Granted	490,000.150
Vested	(244,002)	.138
Forfeited	(60,000)	.084

Non vested at March 31, 2008 (Unaudited)	2,384,835	$.188

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(9)	Shares Granted for Services:

Certain shares granted to consultants for services provided to the Company as independent contractors are restricted under a “Restricted Stock Agreement” established January 11, 2005. These shares are subject to forfeiture over the annual anniversary date of each three year period of the agreement if the Board of Directors determines that the consultant is no longer assisting the Company. In that case, such shares shall be returned to the Company for cancellation. If the Board of Directors determines that the consultant is assisting the Company over the annual anniversary date of each three year period, the consultant shall acquire an unrestricted right to one-third of the shares of stock. As of March 31, 2008, a total of 245,000 restricted shares had been granted with 148,333 shares issued as common stock and 96,667 shares cancelled. Compensation expense for services performed during the three months ended March 31, 2008 and 2007 was $188 and $2,100, respectively.

Services provided by consultants outside of the “Restricted Stock Agreement” were recorded as compensation expense during the three month periods ending March 31, 2008 and 2007 of $0 and $9,525, respectively. Shares issued for such services during 2008 and 2007 were 0 and 146,833, respectively.

The fair market value of common stock used in the above calculations was determined based on the average price of the stock received from private investors during those timeframes and the Rule 504 offering price (see Note 12).

(10)	Loss per Share:

The Company has adopted Statement of Financial Accounting Standards No. 128, “Earnings per Share” (SFAS No. 128). SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, such as stock options, warrants or convertible securities. Loss per share is computed as net loss divided by the weighted average of common shares outstanding for the period, as follows:

	(Unaudited)
	Three Months Ending March 31,
	2008	2007

Net loss available to common stockholders	$(142,960)	(383,462)

Weighted average common shares outstanding, basic and diluted	13,930,405	10,104,492

Basic and diluted loss per share	$(0.01)	(0.04)

ecoSolutions Intl (Formerly 360 Interchange, Inc.) Notes to Condensed Financial Statements Quarterly Period Ended March 31, 2008

(10)	Loss per Share (Continued):

Common stock equivalents, consisting of stock options, preferred stock, convertible promissory notes and restricted stock totaling in the aggregate 7,806,150 and 9,364,484 share equivalents for the three months ending March 31, 2008 and 2007, respectively, were not included in the computation of diluted earnings per share, as their inclusion would be anti-dilutive.

(11)	Guarantees:

Common stock purchased by one investor in the amount of $50,000 is guaranteed by William Patridge. If the value of this investment is devalued or lost, under the agreement with William Patridge, the investor is entitled to recover the initial investment value through personal or other funds of William Patridge.

(12)	Rule 504 Offering:

On January 25, 2008, the Company closed its Rule 504 offering raising gross proceeds of $621,798 through 64 investors. This offering, which was approved by the state of Nevada on January 24, 2007 with additional registration approvals by qualification in the state of New York on March 16, 2007 and the state of Oregon on April 19, 2007, enabled the Company to offer common stock for purchase, within the terms of the Rule 504 filing. The Company was allowed to raise a minimum of approximately $500,000 with a maximum of approximately $1,000,000, which is the maximum allowed under Rule 504. Shares were offered at $0.15 per share, with a total of 4,345,320 shares issued under Rule 504 during 2008.

On March 18, 2008, the Company received approval from the Financial Industry Regulatory Authority (FINRA) to quote its common stock on the Pink Sheets. On April 14, 2008, the National Association of Securities Dealers Automated Quotation System (NASDAQ) approved the Pink Sheets quotation for the Company’s new name, ecoSolutions Intl. The trading symbol assigned to the Company is ECOI.

(13)	Subsequent Events:

On May 28, 2008, William Patridge converted his Company preferred stock holdings to common stock of the Company. His preferred stock holdings of 765,615 shares were converted at a one to ten ratio resulting in 7,656,150 shares of common stock issued to him (see Note 7).